UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 19, 2008

ASSOCIATED ESTATES REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1 AEC PARKWAY, RICHMOND HEIGHTS, OHIO 44143-1467

(Address of principal executive offices)

(216) 261-5000

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01   Other Events

During the quarter ended March 31, 2008, the Company disposed of ten Affordable Housing properties and four Same Community properties. Also, during the quarter ended June 30, 2008, the Company disposed of one Affordable Housing property. These properties had been consolidated in the results of operations of the Company since they were acquired.

This Form 8-K is being filed to reflect the impact of the reclassification as discontinued operations of the consolidated properties sold in March and April 2008, pursuant to the requirements of Statement of Financial Accounting Standards ("SFAS"), 144 – "Accounting for the Impairment or Disposal of Long Lived Assets" for the three years ended December 31, 2007, 2006 and 2005, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Selected Financial Data.

In compliance with SFAS 144, the Company has reported revenues, expenses and the gain on the disposition from these properties as income from discontinued operations for each period presented in its quarterly reports filed during 2008 (including the comparable periods of the prior year). Under generally accepted accounting principals in the United States of America ("GAAP"), the same reclassification to discontinued operations as required by SFAS 144 subsequent to the sale of the properties is required for previously issued annual financial statements for each of the years shown in the Company's last annual report on Form 10-K, if those financials are included or incorporated by reference in subsequent filings with the SEC made under the Securities Act of 1933, as amended, even though those financial statements relate to periods prior to the date of the sale. This reclassification has no effect on the Company's reported net income available to common shareholders.

This Report on Form 8-K updates Items 6, 7 and 8 of the Company's Form 10-K for the year ended December 31, 2007, to reflect the properties sold during 2008 as discontinued operations, as appropriate. All other items of the Form 10-K remain unchanged. No attempt has been made to update matters in the Form 10-K except to the extent expressly provided above. Readers should refer to the Company's quarterly reports on Form 10-Q for information related to periods subsequent to December 31, 2007.

Item 6. Selected Financial Data

The following tables set forth selected financial and other data for us on a consolidated basis. The historical financial information contained in the tables has been derived from and should be read in conjunction with (i) our Consolidated Financial Statements and Notes thereto and (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations both included elsewhere herein.

	2007	2006	2005	2004	2003
Operating Data:					
Revenue					
Property revenue	$ 118,579	$ 107,418	$ 99,526	$ 92,600	$ 91,038
Management and service operations:					
Fees, reimbursements and other	10,914	11,689	11,723	13,400	14,310
Painting services	2,218	1,078	1,094	6,147	2,827
Total revenue	131,711	120,185	112,343	112,147	108,175
Total expenses	(107,946)	(99,335)	(93,337)	(90,294)	(90,467)
Interest income	429	650	627	304	144
Interest expense	(40,385)	(47,065)	(35,535)	(32,332)	(32,373)
(Loss) income before gain on disposition of investment, equity in net loss of joint ventures, gain on sale of partnership interest, minority interest, and income from discontinued operations	(16,191)	(25,565)	(15,902)	(10,175)	(14,521)
Gain on disposition of investment	-	-	150	-	-
Equity in net loss of joint ventures	(258)	(462)	(644)	(923)	(1,157)
Gain on sale of partnership interest	-	-	-	-	1,314
Minority interest in operating partnership	(53)	(61)	(63)	(63)	(75)
(Loss) income from continuing operations	(16,502)	(26,088)	(16,459)	(11,161)	(14,439)
Income from discontinued operations:					
Operating income (loss)	5,803	(984)	4,129	4,803	3,526
Gain on disposition of properties	20,864	54,093	48,536	9,682	-
Income from discontinued operations	26,667	53,109	52,665	14,485	3,526
Net income (loss)	10,165	27,021	36,206	3,324	(10,913)
Preferred share dividends	(4,924)	(5,046)	(5,130)	(5,805)	(5,484)
Original issuance costs related to redemption of preferred shares	(172)	-	(2,163)	-	-
Net income (loss) applicable to common shares	$ 5,069	$ 21,975	$ 28,913	$ (2,481)	$ (16,397)
Earnings per common share - Basic and Diluted:					
(Loss) income from continuing operations applicable to common shares	$ (1.28)	$ (1.83)	$ (1.24)	$ (0.87)	$ (1.03)
Income from discontinued operations	1.58	3.12	2.75	0.74	0.18
Net income (loss) applicable to common shares	$ 0.30	$ 1.29	$ 1.51	$ (0.13)	$ (0.85)
Weighted average number of common shares outstanding	16,871	17,023	19,162	19,519	19,401
Dividends declared per common share	$ 0.68	$ 0.68	$ 0.68	$ 0.68	$ 0.68

	2007	2006	2005	2004	2003
Cash flow data:					
Cash flow provided by operations	$ 28,962	$ 17,912	$ 24,376	$ 32,935	$ 30,758
Cash flow (used for) provided by investing activity	(38,610)	73,935	4,421	(12,745)	(11,509)
Cash flow (used for) provided by financing activity	(18,813)	(101,570)	(50,798)	37,332	15,937
Balance Sheet Data at December 31:					
Real estate assets, net	$ 659,586	$ 591,520	$ 645,937	$ 665,268	$ 661,585
Total assets	686,796	648,829	719,242	762,917	704,793
Total debt	556,695	498,634	573,570	557,279	543,496
Total shareholders' equity	89,786	112,051	108,980	163,590	121,428
Other Data:					
Net operating income (a) (c)	$ 64,475	$ 57,710	$ 53,918	$ 53,726	$ 49,726
Total properties (at end of period) - includes joint ventures	64	66	74	76	78
Total multifamily units (at end of period) - includes joint ventures	14,450	15,355	17,395	17,854	18,313
Average monthly net collected rent per unit	$ 815	$ 750	$ 689	$ 671	$ 657
Physical occupancy (b)	94.5 %	94.5 %	92.9 %	91.7 %	92.7 %

(a) We evaluate the performance of our reportable segments based on net operating income ("NOI"). NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expenses and painting service expense from total revenue. We consider NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management and service company level and is used to assess regional property and management and service company level performance. NOI should not be considered (i) as an alternative to net income determined in accordance with accounting principles generally accepted in the United States ("GAAP"), (ii) as an indicator of financial performance, (iii) as cash flow from operating activities (determined in accordance with GAAP) or (iv) as a measure of liquidity; nor is it necessarily indicative of sufficient cash flow to fund all of our needs. Other real estate companies may define NOI in a different manner.

(b) Physical occupancy represents the actual number of units leased divided by the total number of units available at the end of the period.

(c) Reconciliation of NOI to net income (loss):

	Year Ended December 31,				
(In thousands)	2007	2006	2005	2004	2003
Net operating income	$ 64,475	$ 57,710	$ 53,918	$ 53,726	$ 49,276
Depreciation and amortization	(30,383)	(27,020)	(26,913)	(24,102)	(25,484)
General and administrative expense	(10,327)	(9,840)	(7,999)	(7,771)	(6,084)
Interest income	429	650	627	304	144
Interest expense	(40,385)	(47,065)	(35,535)	(32,332)	(32,373)
Gain on disposition of investment	-	-	150	-	-
Equity in net loss of joint ventures	(258)	(462)	(644)	(923)	(1,157)
Gain on sale of partnership interest	-	-	-	-	1,314
Minority interest in operating partnership	(53)	(61)	(63)	(63)	(75)
Income from discontinued operations:					
Operating income (loss)	5,803	(984)	4,129	4,803	3,526
Gain on disposition of properties	20,864	54,093	48,536	9,682	-
Income from discontinued operations	26,667	53,109	52,665	14,485	3,526
Net income (loss)	$ 10,165	$ 27,021	$ 36,206	$ 3,324	$ (10,913)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8 of the Form 10-K for the year ending December 31, 2007. This discussion may contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding our 2008 performance, which is based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements which speak only as of the dates of the document. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects", "projects", "believes", "plans", "anticipates", and similar expressions are intended to identify forward-looking statements. Investors are cautioned that our forward-looking statements involve risks and uncertainty, which could cause actual results to differ from estimates or projections contained in these forward-looking statements. For a discussion of these risks and uncertainties, see "Risk Factors" in Item 1A.

Overview. We are engaged primarily in the operation of multifamily residential units that we own. We also provide asset and property management services to third party owners of multifamily residential units for which we are paid fees. Our primary source of cash and revenue from operations is rents from the leasing of owned apartment units. Approximately 90.0% of our consolidated revenue was generated from the leasing of these owned units for the year ended December 31, 2007, and approximately 94.5% of the property revenue generated by these owned properties was related to the Market-Rate properties. During the third quarter of 2007, we announced our plan to exit the Affordable Housing business. As of December 31, 2007, we have reduced our management of properties to only three, one of which is an Affordable Housing property. The owned Affordable Housing properties were all sold during March and April of 2008 and the joint venture affordable housing property is under contract for sale.

We consider property NOI to be an important indicator of our overall performance. Property NOI (property operating revenue less property operating and maintenance expenses) is a measure of the profitability of our properties, which has the largest impact of all of our sources of income and expense on our financial condition and operating results. See Note 19 of the Notes to Consolidated Financial Statements presented in Part II, Item 8 of this report on Form 10-K for additional information regarding property NOI and total NOI, in addition to a reconciliation of total NOI to consolidated net income in accordance with accounting principals generally accepted in the United States of America ("GAAP").

Our three reportable segments are based upon types of property and services and consist of our Market-Rate properties (94.5% of total property revenue), properties we acquired or developed within the prior year and properties that have been sold or are classified as held for sale, which segment is referred to as Acquisition/Disposition, and our Management and Service Operations.

Our Same Community Market-Rate portfolio consists of 46 properties containing 11,025 units and accounted for 94.5% of total property revenue in 2007 and 93.8% of our property NOI. During 2007 our net collected rents for the Market-Rate portfolio increased 4.0%. This growth was due to an increase of 4.5% for our Midwest portfolio and 3.0% for our Mid-Atlantic/Southeast portfolio. The growth rate in our Midwest portfolio is similar to the growth we recognized in 2006, while the growth rate for our Mid-Atlantic/Southeast portfolio was much less than the 11.6% growth rate we recognized in 2006. We anticipate that for 2008 the net collected rents for the Same Community Market-Rate portfolio will grow at approximately 3.0% to 3.3%.

In 2008, we will continue to evaluate potential property acquisitions in higher growth markets that we have identified. However, recent limited transactional activity in these markets may hinder our ability to find suitable replacement properties that satisfy our investment criteria. We may also consider selling assets in any market, including the Mid-Atlantic and Southeast markets, where market conditions are such that the reinvestment of cash proceeds derived from a sale are expected to provide a significantly greater return on equity and an increase in cash flow.

We are also focused on reducing overall interest rate charges on our borrowings which, at December 31, 2007, had a weighted average rate of 6.7%. We plan to accomplish this goal by using a portion of any sale proceeds to pay off debt or refinance existing debt with new debt at lower interest rates.

In order to increase property NOI, we plan to continue to focus our efforts on improving revenue, controlling costs and realizing operational efficiencies at the property level, both regionally and portfolio-wide. In 2007, we updated all of our property websites to offer prospective tenants virtual property tours, and the ability to check availability and reserve an apartment unit online. In 2008, we plan to offer online leasing and a resident portal feature that gives residents the ability to pay rent, sign up for utilities, request maintenance services and create their own personal web home page. Also in 2007, we introduced a product standardization initiative designed to reduce costs in certain areas and in 2008, we plan to expand this program into other areas to provide additional savings.

2008 Expectations:

- *Portfolio performance* - We expect to increase our Market-Rate property NOI by approximately 3.3% to 3.7% in 2008, driven by property revenue increases of 3.0% to 3.3%. However, these expectations may be adversely impacted if the economy suffers a broad and prolonged recessionary period.

- *Property acquisitions and sales* - We plan to acquire approximately $100.0 million of properties, while disposing of approximately $100.0 million of properties. Included in these dispositions are the 11 Affordable Housing properties, which contributed income of approximately $0.20 per common share from property operations and $0.09 per common share relating to the settlement of a lawsuit in 2007 pertaining to the collection of past due rents. These properties are expected to be disposed of during the first half of 2008.

- *Defeasance and other prepayment costs* - We expect to incur approximately $2.0 million in costs to defease/prepay or refinance debt during 2008.

Federal Income Taxes. We have elected to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with our taxable year ending December 31, 1993. REITs are subject to a number of organizational and operational requirements including a requirement that 90.0% of the income that would otherwise be considered as taxable income be distributed to shareholders. Providing we continue to qualify as a REIT, we will generally not be subject to federal income tax on net income. However, our Service Companies are subject to federal income tax.

A REIT is precluded from owning more than 10.0% of the outstanding voting securities of any one issuer, other than a wholly owned subsidiary or another REIT, and more than 10.0% of the value of all securities of any one issuer. As an exception to this prohibition, a REIT is allowed to own up to 100% of the securities of a Taxable REIT Subsidiary ("TRS") that can provide non-customary services to REIT tenants and others without disqualifying the rents that a REIT receives from its tenants. However, no more than 20.0% of the value of a REIT's total assets can be represented by securities of one or more TRS's. The amount of intercompany interest and other expenses between a TRS and a REIT are subject to arms length allocations. We have elected TRS status for all of our Service Companies.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Liquidity. Significant sources and uses of cash in the past three years are summarized as follows:

Significant Cash Sources (Uses):

		Year Ended December 31,	
(In thousands)	2007	2006	2005
Net cash provided by operating activities	$ 28,962	$ 17,912	$ 24,376
Fixed assets:			
Property acquisitions, net	(70,547)	(256)	(65,320)
Property disposition proceeds, net	46,478	87,038	78,739
Recurring and non-recurring capital expenditures	(12,300)	(12,526)	(8,998)
Debt:			
(Decrease) increase in mortgage notes	(3,939)	(74,937)	27,007
Increase (decrease) in revolver or line of credit borrowings	20,000	-	(10,000)
Issuance of unsecured trust preferred securities	-	-	25,780
Cash dividends and operating partnership distributions paid	(16,554)	(16,872)	(18,742)
Purchase of preferred and/or treasury shares	(16,861)	(10,258)	(73,677)

Our primary sources of liquidity are cash flow provided by operations, short-term borrowings on the revolver and proceeds from property sales. The increase in cash provided by operations in 2007 compared to 2006 was primarily due to an increase in property revenues provided mainly by the two properties acquired in June 2007 and a reduction in defeasance and other prepayment costs incurred in 2007 compared to 2006. This increase in cash flow was partially offset by changes in accounts payable and accounts receivable resulting from the timing of cash payments.

The decrease in cash provided by operations in 2006 compared to 2005 was primarily due to the payment of $14.4 million of defeasance and other prepayment costs, which were funded by property sales and secured borrowings. Excluding these costs, cash flow from operations would have increased $7.9 million primarily due to changes in accounts payable and accounts receivable resulting from the timing of cash payments.

During 2007, cash on hand, funds received from the sale of properties and funds borrowed on the revolver were primarily used to acquire two operating properties and repurchase our common and preferred shares pursuant to our stock repurchase plan.

Revolving Credit Facility. In April 2007, we obtained a $100.0 million unsecured revolving credit facility which is being used for the refinancing of existing debt, the acquisition of properties and general corporate purposes. The revolver provides for, without limitation, a maximum debt limitation and other financial covenants related to net worth, leverage, fixed charge coverage, unencumbered interest coverage, and dividend payments. We terminated our $17.0 million and $14.0 million secured lines of credit simultaneously with obtaining the revolver. At December 31, 2007, there were borrowings of $20.0 million outstanding on the revolver. We are currently in negotiation with our lenders to increase this credit facility.

Shelf Availability. We have a shelf registration statement on file with the Securities and Exchange Commission relating to a possible offering, from time to time, of debt securities, preferred shares, depositary shares, common shares and common share warrants. The remaining availability under the shelf registration at December 31, 2007, is $214.7 million. However, it is unlikely that we could issue debt securities under this shelf registration without first making major modifications to the shelf registration debt covenants.

Liquidity: Normal Business Operations. We anticipate that we will meet our business operations and liquidity requirements for the upcoming year generally through net cash provided by operations. We believe that if net cash provided by operations is below projections, other sources, such as the revolver, secured and unsecured borrowings, and property sales proceeds are or can be made available and should be sufficient to meet our business operations and liquidity requirements.

Liquidity: Non-Operational Activities. Sources of cash available for paying down debt, acquiring properties or buying back our shares are expected to be provided primarily by property sale proceeds, refinancings and from the revolver.

Long-Term Contractual Obligations. The following table summarizes our long-term contractual obligations at December 31, 2007, as defined by Item 303(a) 5 of Regulation S-K of the Securities and Exchange Act of 1934.

| | | Payments Due In | | | |
(In thousands) Contractual Obligations	Total	2008	2009-2010	2011-2012	2013 and Later Years
Debt payable - principal	$ 556,695	$ 34,635	$ 174,891	$ 144,642	$ 202,527
Debt payable - interest	199,828	37,079	63,600	41,176	57,973
Operating leases	877	144	146	75	512
Purchase obligations	83,485	83,112	373	-	-
Total	$ 840,885	$ 154,970	$ 239,010	$ 185,893	$ 261,012

Debt Payable-Principal. Debt payable-principal includes principal payments on all property specific mortgages, the revolving credit facility and unsecured debt. For detailed information about our debt, see Note 6 of the Notes to Consolidated Financial Statements presented in Part II, Item 8 of this report on Form 10-K.

Debt Payable-Interest. Debt payable-interest includes accrued interest at December 31, 2007 and interest payments as required based upon the terms of the debt in existence at December 31, 2007. Interest related to floating rate debt is calculated based on applicable rates as of December 31, 2007.

Operating Leases. We lease certain equipment and facilities under operating leases. For detailed information about our lease obligations, see Note 10 of the Notes to Consolidated Financial Statements presented in Part II, Item 8 of this report on Form 10-K.

Purchase Obligations. Purchase obligations represent agreements to purchase goods or services and contracts for the acquisition of properties that are legally binding and enforceable and that specify all significant terms of the agreement. Our purchase obligations include, but are not limited to, vendor contracts for property operations entered into in the normal course of operations, such as for landscaping, snow removal, elevator maintenance, security, trash removal and electronically generated services. Obligations included in the above table represent agreements dated December 31, 2007, or earlier.

Dividends. On December 10, 2007, we declared a dividend of $0.17 per common share, which was paid on February 1, 2008, to shareholders of record on January 15, 2008. We anticipate that we will continue paying quarterly dividends and that we will sustain our current dividend rate of $0.17 per quarter. Additionally, on January 29, 2008, we declared a quarterly dividend of $0.54375 per Depositary Share on our Class B Cumulative Redeemable Preferred Shares, which will be paid on March 14, 2008, to shareholders of record on February 29, 2008.

Capital Expenditures. We anticipate incurring approximately $14.0 million in capital expenditures for 2008. This includes replacement of worn carpet and appliances, parking lots, roofs and similar items in accordance with our current property expenditure plan, as well as commitments for investment/revenue enhancing and non-recurring expenditures. These commitments are expected to be funded largely with cash provided by operating activities and proceeds from property sales.

Financing and Other Commitments. The following table identifies our total debt outstanding and weighted average interest rates as of December 31, 2007 and 2006:

(Dollar amounts in thousands)	Balance Outstanding December 31, 2007	Weighted Average Interest Rate	Balance Outstanding December 31, 2006	Weighted Average Interest Rate
FIXED RATE DEBT				
Mortgages payable - CMBS	$ 200,168	7.7%	$ 303,945	7.7%
Mortgages payable - other	275,747	5.8%	132,209	6.1%
Unsecured borrowings	25,780	7.9%	25,780	7.9%
Total fixed rate debt	501,695	6.7%	461,934	7.3%
VARIABLE RATE DEBT				
Mortgages payable	35,000	6.2%	36,700	6.6%
Revolver / lines of credit borrowings	20,000	6.7%	-	0.0%
Total variable rate debt	55,000	6.4%	36,700	6.6%
TOTAL DEBT	$ 556,695	6.7%	$ 498,634	7.2%

The following table provides information on loans defeased/prepaid and loans obtained during 2007:

(Dollar amounts in thousands) Property	Loans prepaid/defeased Amount	Rate		Loans obtained Amount	Rate	
Chestnut Ridge	$ 14,632	7.5%		$ 19,000	6.2%	(a)
Residence at White River	8,284	7.5%		9,221	5.4%	
Spring Valley Apartments	11,008	7.5%		10,817	5.4%	
Georgetown Park Apartments	19,379	7.9%		16,000	6.2%	(a)
Muirwood Village at Bennell	3,773	7.9%		-	N/A	
Waterstone Apartments	15,729	7.5%		16,500	5.8%	
Lake Forest	5,764	7.9%		-	N/A	
The Landings at the Preserve	6,740	7.9%		-	N/A	
Residence at Barrington	15,152	7.9%		19,500	5.8%	
The Alexander at Ghent	-	N/A		24,500	5.8%	
Cambridge at Buckhead	11,800	7.1%	(a)	-	N/A	
Aspen Lakes	3,900	7.1%	(a)	-	N/A	
	$ 116,161	7.6%	(b)	$ 115,538	5.8%	(b)

(a) Denotes variable rate loan. Variable rates on loans obtained are as of December 31, 2007.
(b) Represents weighted average interest rate for the loans listed.

At December 31, 2007, we had 25 unencumbered properties, 11 of which are Affordable Housing properties. These 25 properties had net income of $8.8 million for the year ended December 31, 2007, and a net book value of $156.1 million at December 31, 2007. Twelve of these unencumbered properties are scheduled for disposition during the first half of 2008. On March 19, 2008, we completed the sale of ten Affordable Housing properties and on April 25, 2008, we completed the sale of the eleventh Affordable Housing property.

We own six of the Affordable Housing unencumbered properties pursuant to ground lease agreements which, upon expiration of the applicable lease, require reversion of the land and building to the ground lessor. These ground leases expire at various dates from 2021 to 2036. Total revenue derived from these properties was $6.8 million, $5.2 million and $4.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. Furthermore, at the end of the term of each ground lease, any remaining replacement reserves applicable to four of those properties revert to the ground lessor. Such replacement reserves included in restricted cash were $558,000 and $565,000 at December 31, 2007 and 2006, respectively. With respect to such leases, we paid ground rent of $33,000 for each the years ended December 31, 2007, 2006 and 2005. In connection with the above referenced March 19, 2008 sale, we acquired the ground lessor's interest in the six Affordable Housing properties.

One of the unencumbered properties is subject to a right of reverter. This provision requires that the land and real estate assets revert at expiration back to the original grantor from whom we acquired this property or its successors and assignees, which is in September 2037. The net book value of this property was $678,000 at December 31, 2007. This property generated revenue of $1.0 million, $997,000, and $934,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and net income of $299,000, $318,000, and $344,000 for 2007, 2006, and 2005 respectively.

We lease certain equipment and facilities under operating leases. Future minimum lease payments under all noncancellable-operating leases in which we are the lessee, principally for ground leases, are included in the previous table of contractual obligations.

Off-Balance Sheet Investments and Financing Commitments. We have an investment in a joint venture that owns an Affordable Housing property. The operation of this property is similar to the operations of our wholly owned portfolio. Joint venture investments enable us to exercise influence over the operations of such properties and share in their profits, while earning additional fee income. We account for our investment in the unconsolidated joint venture under the equity method of accounting as we exercise significant influence, but do not control this entity and are not required to consolidate it in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" or under EITF 04-05, "Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights". This investment was initially recorded at cost as investment in joint ventures and subsequently adjusted for equity in earnings and cash contributions and distributions. This joint venture property had negative cash flow during 2007 and is expected to have negative cash flow during 2008 as a result of operating expenses exceeding tenant rents and the housing assistance payments from HUD. The joint venture partnership that owns this property has entered into a contract to sell it. Our proportionate share of the debt on this property at December 31, 2007, was $2.1 million.

For summarized financial information for this joint venture, see Note 7 of the Notes to the Consolidated Financial Statements presented in Part II, Item 8 of this report on Form 10-K.

Operating Partnership. As provided in the AERC HP Investors Limited Partnership Agreement ("DownREIT Partnership"), we, as general partner, have guaranteed the obligation of the DownREIT Partnership to redeem OP units held by the limited partners. The DownREIT Partnership was formed in 1998. Under the terms of the DownREIT Partnership Agreement, the DownREIT Partnership is obligated to redeem OP units for our common shares or cash, at our discretion, at a price per OP unit equal to the 20 day trailing price of our common shares for the immediate 20 day period preceding a limited partner's redemption notice. During 2007, we redeemed 942 OP units. As of December 31, 2007, there were 78,335 OP units remaining having a carrying value of $1.8 million, and 443,697 of the original 522,032 OP units had been redeemed. These transactions had the effect of increasing our interest in the DownREIT Partnership from 85.0% to 97.4%. For additional information regarding the OP units, see Note 1 of the Notes to the Consolidated Financial Statements presented in Part II, Item 8 of this report on Form 10-K.

Acquisitions and Development. On June 29, 2007, we acquired our joint venture partner's 51.0% interest in Idlewylde Apartments, an 843-unit Market-Rate property located in Atlanta, Georgia. We previously owned a 49.0% interest in this partnership and had accounted for this investment under the equity method of accounting. We paid our partner $21.6 million in cash and assumed responsibility for the entire mortgage debt encumbering the property. Commencing June 29, 2007, the results of operations, financial condition (including the existing $42.0 million non-recourse mortgage loan), and cash flows of this property are included in our consolidated financial statements.

On June 8, 2007, we acquired a 268-unit Market-Rate property located in Norfolk, Virginia for a purchase price of $48.3 million. The purchase was funded primarily by 1031 proceeds from the disposition of a Market-Rate property, which we sold on May 30, 2007, and with borrowings from our revolving credit facility.

On May 25, 2007, we acquired the land on which one of our Affordable Housing properties is located for a purchase price of $897,000. We had been leasing this land pursuant to a ground lease which was scheduled to mature in 2021.

We intend to continue to evaluate potential property acquisitions in higher growth markets that we previously identified. Any future property acquisitions or developments would be financed with the most appropriate sources of capital, which may include the assumption of mortgage indebtedness, bank and other institutional borrowings, the exchange of properties, undistributed earnings, secured or unsecured debt financings, or the issuance of shares or units exchangeable into common shares.

Dispositions. On March 19, 2008, we completed the sale of ten of our eleven formerly wholly owned Affordable Housing properties located in Northeast Ohio. In connection with this sale, we acquired the ground lessor's interest in six of those properties. Also on March 19, 2008, we completed the sale of four Same Community properties located in Toledo, Ohio. On April 25, 2008, we completed the sale of our last remaining wholly owned Affordable Housing property. The following is a summary of the disposition transactions completed for the years ended December 31, 2007 and 2006, respectively.

During 2007, we sold three Market-Rate properties for net cash proceeds of $46.9 million. These proceeds were used to partially fund the acquisition of one property, fund capital expenditures and for general corporate purposes. The operating results of these properties, along with the gains of $20.9 million that we recognized, are included in "Income from discontinued operations".

During 2006, we sold eight properties (seven Market-Rate properties and one Affordable Housing property) for net cash proceeds of $87.0 million. These proceeds were used primarily to defease/prepay debt, repurchase $10.2 million of our common shares and partially fund capital expenditures. The operating results of these properties, along with the gains of $54.1 million that we recognized, are included in "Income from discontinued operations".

Management and Service Operations. Revenues from our management and service operations will be significantly reduced in 2008 as a result of our exit from the affordable housing business. At the end of 2007, the management contracts related to 29 affordable housing properties were terminated. As of December 31, 2007, we managed one affordable housing property for an affiliated third party, two market rate properties for third party owners, and the joint venture affordable housing property. Additionally, we asset managed one residential property and one commercial property. We expect revenues generated by third party management operations to decrease by $2.1 million due to our decision to exit this business. Net income received from this business in 2007 was approximately $500,000, and during 2008 we expect to offset this loss of net income with cost savings that we have identified.

RESULTS OF OPERATIONS FOR 2007 COMPARED WITH 2006 AND 2006 COMPARED WITH 2005

In the following discussion of the comparison of the year ended December 31, 2007 to the year ended December 31, 2006 and the year ended December 31, 2006 to the year ended December 31, 2005, Market-Rate properties refers to the Same Community Market-Rate property portfolio. Market-Rate properties represent 50 wholly owned properties.

During the 2007 to 2006 comparison period, operating income increased $2.9 million primarily as a result of increased property revenue. Interest expense decreased $6.7 million when comparing 2007 to 2006, primarily due to decreased debt defeasement/prepayment costs. Losses from continuing operations decreased by $9.6 million during the 2007 to 2006 comparison period. During the 2006 to 2005 comparison period, operating income increased $1.8 million primarily as a result of increased property revenue. Interest expense during the 2006 to 2005 comparison period increased, primarily due to debt defeasement/prepayment costs, resulting in an increase in the loss from continuing operations.

The following chart is intended to reflect the amount and percentage change in line items that are relevant to the changes in overall operating performance when comparing the years ended December 31, 2007 to 2006 and 2006 to 2005:

(Dollar amounts in thousands)	Increase (decrease) when comparing the years ended December 31,			
	2007 to 2006		2006 to 2005	
Property revenue	$ 11,161	10.4%	$ 7,892	7.9%
Property operating and maintenance expense items:				
Personnel	1,622	13.2%	885	7.7%
Real estate taxes and insurance	846	5.2%	1,198	8.0%
Other operating expenses	846	23.1%	234	6.8%
Depreciation and amortization	3,363	12.4%	107	0.4%
General and administrative	487	4.9%	1,841	23.0%
Interest expense	(6,680)	(14.2)%	11,530	32.4%

Property Revenue. Property revenue is impacted by a combination of rental rates, rent concessions and occupancy levels. We measure these factors using indicators such as physical occupancy (number of units occupied divided by total number of units at the end of the period) and average monthly net collected rent per unit (gross potential rents less vacancies and concessions divided by total number of units). This information is presented in the following table for the years ended December 31, 2007, 2006 and 2005:

	Physical Occupancy For the year ended December 31,		
	2007	2006	2005
Market-Rate Properties:			
Midwest	94.7%	95.1%	92.8%
Mid-Atlantic/Southeast	93.8%	93.4%	96.4%
Total Market-Rate	94.5%	94.7%	93.6%
Acquisition Properties	90.5%	N/A	N/A

	Average Monthly Net Collected Rent Per Unit For the year ended December 31,					
	2007		2006		2005	
Market-Rate Properties:						
Midwest	$	740	$	708	$	681
Mid-Atlantic/Southeast	$	1,058	$	1,027	$	920
Total Market-Rate	$	821	$	790	$	734
Acquisition Properties	$	944	N/A		N/A	

Property revenue increased in 2007 compared to 2006 primarily as a result of $6.5 million contributed by two properties acquired in 2007 and an increase of $5.0 million in our Market-Rate properties. Revenue increases in our Market-Rate properties were primarily due to stable occupancy combined with rental rate increases and an overall reduction in concessions. Property revenues increased in 2006 compared to 2005, primarily due to an increase of $7.9 million in the Market-Rate properties driven by increased occupancy, increased rental rates, fewer concessions, and from increases in revenue related to utility and refuse reimbursement programs that were initiated in late 2004 and 2005. Additionally, two properties acquired in 2005 contributed an additional $2.5 million in rental revenue during 2006 compared to 2005.

Fees, Reimbursements and Other. Fee revenue and expense reimbursements for the management and service operations will be significantly reduced during 2008 as a result of our exit from the Affordable Housing business. During the fourth quarter of 2007, management contracts for 29 properties that we managed during 2007 were transferred to either the third party owner or to other management companies. As of January 1, 2008, we manage three properties for third party owners and the joint venture property, and we asset manage one residential and one commercial property. One of the three managed properties is an Affordable Housing property and is expected to be sold during 2008 or 2009. The joint venture property is also expected to be sold during 2008 or 2009. Upon the sale of these properties, we will no longer receive the management fee or reimbursement revenue associated with these properties. Management and advisory fees attributed to properties owned by non-affiliated third party owners and advisory clients are earned pursuant to contracts that are generally terminable upon 30 days notice.

Property Operating and Maintenance Expenses.   Property operating and maintenance expenses increased when comparing 2007 to 2006 primarily as a result of increases in personnel expense, real estate tax expense and other operating expenses. Personnel expense increased due to increased salary and benefit costs. Real estate taxes increased due to taxes related to the two properties acquired during 2007 and assessed property value and millage rate increases. Other operating expenses increased as a result of increases in the write off of uncollectible tenant rent receivables and associated collection costs. These increases were partially offset by a credit recorded during 2007 resulting from favorable property insurance loss experiences and a renegotiation of the self-insured retention amounts. Property operating and maintenance expenses increased when comparing 2006 to 2005 primarily as a result of increases in real estate tax expense, personnel expense, and repairs and maintenance expenses.   The increase in real estate taxes was due to assessed property value and millage rate increases and a decrease in refunds related to prior year taxes received in 2006. The increase in repairs and maintenance expense was due to increases in maintenance project costs, unit preparation costs, landscaping costs, and trash removal costs.

Interest Expense.   Interest expense decreased in 2007 compared to 2006 primarily due to a reduction of $6.6 million in defeasance/prepayment costs that were included in income from continuing operations in 2007. Interest expense increased in 2006 compared to 2005 primarily due to $10.8 million in defeasance/prepayment costs that were included in income from continuing operations in 2006. Interest expense associated with mortgage and revolving debt in income from continuing operations decreased $200,000 in 2007 compared to 2006 primarily as a result of reduced weighted average interest rates and increased $700,000 in 2006 compared to 2005 primarily as a result of prepayments of mortgage loans.   "Income from discontinued operations", as discussed below, includes no defeasance/prepayments costs or interest expense in 2007, and $8.8 million in interest expense, of which $4.7 million is defeasance/prepayment costs, in 2006.

Depreciation and Amortization.   Depreciation and amortization expenses increased in 2007 compared to 2006 primarily as a result of the acquisition of two properties in 2007.

General and Administrative Expenses.   General and administrative expenses increased in 2007 compared to 2006 primarily due to increases in corporate payroll, bonus, and share-based payment costs in 2007.   These increases were partially offset by a reduction of $876,000 in Directors' compensation in 2007 compared to 2006, as a result of valuation adjustments in deferred compensation based on common share units which are valued using the closing price of our common shares at the end of each period. General and administrative expenses increased when comparing 2006 to 2005 primarily due to salary, benefit and share-based payment costs and an increase of $585,000 in Directors' compensation, resulting from a valuation adjustment in deferred compensation in 2006. Additionally, during 2006, we recorded an estimated loss contingency in connection with the out of court settlement reached with Montgomery County, Maryland. See Note 10 of the Notes to Consolidated Financial Statements presented in Part II, Item 8 of this report on Form 10-K for further information concerning this settlement.

Income From Discontinued Operations.   Included in discontinued operations for the years ended December 31, 2007, 2006 and 2005, are the operating results and the gains related to three wholly owned properties that were sold in 2007, eight wholly owned properties that were sold in 2006, and three wholly owned properties that were sold in 2005. Also included are the operating results for 14 properties sold in March 2008 and one property sold in April 2008. The operating loss from discontinued operations in 2006 was primarily due to costs incurred to defease four loans that were secured by the properties that were sold. For further details on "Income from discontinued operations," see Note 2 of the Notes to the Consolidated Financial Statements presented in Part II, Item 8 of this report on Form 10-K.

Inflation.   It is our belief that the effects of inflation would be minimal on the operational performance of our portfolio as a result of the short-term nature of our leases that are typically for terms of one year or less.

Critical Accounting Estimates

Our consolidated financial statements include accounts of all subsidiaries, the Service Companies and the Operating Partnership structured as a DownREIT. The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the consolidated financial statements and related notes. In preparing these consolidated financial statements, we have utilized information available including industry practice and our own past history in forming estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome that we anticipated in formulating the estimates inherent in these consolidated financial statements may not materialize. However, application of the accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires us to assess the recoverability of the carrying value of long-lived assets when an event of impairment has occurred. In performing this analysis, we estimate holding periods of the assets, changes in fair market value of the assets and cash flows related to the operations of the assets to determine the range of potential alternatives and assign a probability to the various alternatives under consideration by management. Should the estimates used to determine alternatives or the probabilities of the occurrence thereof change, an impairment may result which could materially impact our results of operations.

SFAS No. 142, "Goodwill and Other Intangible Assets," requires us to review goodwill annually and whenever there is an impairment indicator. In performing this analysis, we use a multiple of revenues to the range of potential alternatives and assign a probability to the various alternatives we consider. Should estimates used to determine the alternatives considered or the probabilities of the occurrence thereof change, an impairment may result which could materially impact our results of operations.

SFAS No. 123(R), "Share-Based Payment," requires us to estimate the fair value of stock options awarded. We use the Black-Scholes option-pricing model to estimate the fair value of the stock options, and the Monte Carlo method to estimate the fair value of awards in which the number of shares that will ultimately vest are subject to market conditions. The use of judgment and/or estimates is required in determining certain of the assumptions used by these valuation models. If we had used different judgment and/or estimates, different valuations would have been produced that may have resulted in a material change to our results of operations. SFAS No. 123(R) also requires us to estimate future performance results related to certain share-based awards. If the results vary from our estimate, it may require us to make a material adjustment to our results of operations.

We estimate the amount of real estate taxes for which we will be liable based upon assumptions relating to possible changes in millage rates and property value reassessments. In certain circumstances, it is possible that the actual millage rates or reassessment values are not available until the following reporting period and that these rates or values could differ from assumptions and require material adjustments to the liabilities recorded.

Quantitative and Qualitative Disclosures About Market Risk

     Interest Rate Risk. At December 31, 2007, we had $55.0 million of variable rate debt. Based on this amount of variable rate debt, an interest rate change of 100 basis points would impact interest expense approximately $550,000 on an annual basis. Additionally, we have interest rate risk associated with fixed rate debt at maturity. We have, and will continue to manage, interest rate risk as follows: (i) maintain what we believe to be a conservative ratio of fixed rate, long-term debt to total debt such that variable rate exposure is kept at an acceptable level; (ii) consider hedges for certain long term variable and/or fixed rate debt through the use of interest rate swaps or interest rate caps; and (iii) consider the use of treasury locks where appropriate to hedge rates on anticipated debt transactions. We use various financial models and advisors to assist us in analyzing opportunities to achieve those objectives. For additional information related to interest rate hedge agreements, see "Derivative Instruments and Hedging Activities" in Note 1 of the Notes to Consolidated Financial Statements presented in Part II, Item 8 of this report on Form 10-K. The table below provides information about our financial instruments that are sensitive to change in interest rates. For debt obligations, the table below presents principal cash flows and related weighted average interest rates based on expected amortization and maturity dates.

				December 31, 2007					December 31, 2006	
(Dollar amounts in thousands)								Fair Market		Fair Market
Long term debt	2008	2009	2010	2011	2012	Thereafter	Total	Value	Total	Value
Fixed:										
Fixed rate mortgage debt	$ 34,635	$ 39,422	$ 80,469	$ 64,799	$ 79,843	$ 202,527	$ 501,695	$ 526,817	$ 461,934	$ 504,182
Weighted average interest rate	7.8 %	7.5 %	6.0 %	7.6 %	6.9 %	6.2 %	6.7 %			
Variable:										
Variable rate mortgage debt	-	35,000	-	-	-	-	35,000	35,000	36,700	36,700
Weighted average interest rate	-	6.2 %	-	-	-	-	6.2 %			
LIBOR based revolving credit facility (a)	-	-	20,000	-	-	-	20,000	20,000	-	-
Total variable rate debt	-	35,000	20,000	-	-	-	55,000	55,000	36,700	36,700
Total long term debt	$ 34,635	$ 74,422	$ 100,469	$ 64,799	$ 79,843	$ 202,527	$ 556,695	$ 581,817	$ 498,634	$ 540,882

(a)   Our revolving credit facility matures in April 2010 and had a weighted average interest rate of 6.7% at December 31, 2007.

CONTINGENCIES

     Environmental. We have reviewed tangible long-lived assets and other agreements for associated asset retirement obligations ("AROs"), in accordance with FASB Statement No. 143, "Accounting for Asset Retirement Obligations" and FIN 47 "Accounting for Conditional Asset Retirement Obligations". Based on that analysis, we do not have any material AROs that would require recognition as a liability or disclosure in our financial statements at December 31, 2007. Phase I environmental audits were obtained at the time of the IPO, property acquisition or property refinancing, as the case may be, on all of our wholly owned and joint venture properties.

     Future claims for environmental liabilities are not measurable given the uncertainties surrounding whether there exists a basis for any such claims to be asserted and, if so, whether any claims will, in fact, be asserted.

     Pending Litigation. For a discussion of pending litigation, see Note 10 of the Notes to Consolidated Financial Statements presented in Part II, Item 8 of this report on Form 10-K.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ASSOCIATED ESTATES REALTY CORPORATION

   All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Associated Estates Realty Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Associated Estates Realty Corporation and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 17 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006 in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 27, 2008, except with respect to our opinion on the consolidated financial statements insofar as they relate to the effects of the discontinued operations as discussed in Note 2, as to which the date is November 25, 2008.

ASSOCIATED ESTATES REALTY CORPORATION
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)	December 31, 2007	December 31, 2006
ASSETS		
Real estate assets		
Land	$ 107,912	$ 92,341
Buildings and improvements	826,226	751,393
Furniture and fixtures	30,154	28,126
	964,292	871,860
Less: accumulated depreciation	(305,427)	(281,994)
	658,865	589,866
Construction in progress	721	1,323
Real estate associated with property held for sale, net	-	331
Real estate, net	659,586	591,520
Cash and cash equivalents	1,549	30,010
Restricted cash	6,730	7,279
Accounts and notes receivable, net		
Rents	1,128	1,582
Affiliates	1,875	322
Other	820	1,955
Investments in joint ventures, net	-	5,247
Goodwill	1,725	1,725
Other assets, net	13,383	9,155
Other assets associated with property held for sale, net	-	34
Total assets	$ 686,796	$ 648,829
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 510,915	$ 472,854
Unsecured revolving credit facility	20,000	-
Unsecured debt	25,780	25,780
Total debt	556,695	498,634
Accounts payable, accrued expenses and other liabilities	25,909	24,568
Dividends payable	2,848	2,934
Resident security deposits	3,826	3,601
Funds held on behalf of managed properties - affiliates	344	200
Funds held on behalf of managed properties - other	1,476	1,978
Accrued interest	2,737	2,992
Accumulated losses in excess of investments in joint ventures	1,346	-
Other liabilities associated with property held for sale	-	20
Total liabilities	595,181	534,927
Operating partnership minority interest	1,829	1,851
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized; 8.70% Class B Series II cumulative redeemable, $250 per share liquidation preference, 232,000 issued and 220,850 and 232,000 outstanding at December 31, 2007 and December 31, 2006, respectively	55,213	58,000
Common shares, without par value, $.10 stated value; 41,000,000 authorized; 22,995,763 issued and 16,353,700 and 17,261,224 outstanding at December 31, 2007 and December 31, 2006, respectively	2,300	2,300
Paid-in capital	281,152	280,369
Accumulated distributions in excess of accumulated net income	(180,436)	(173,962)
Accumulated other comprehensive loss	(1,050)	(71)
Less: Treasury shares, at cost, 6,642,063 and 5,734,539 shares at December 31, 2007 and December 31, 2006, respectively	(67,393)	(54,585)
Total shareholders' equity	89,786	112,051
Total liabilities and shareholders' equity	$ 686,796	$ 648,829

The accompanying notes are an integral part of these consolidated financial statements.

ASSOCIATED ESTATES REALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
(In thousands, except per share amounts)	2007	2006	2005
Revenue			
Property revenue	$ 118,579	$ 107,418	$ 99,526
Management and service company revenue:			
Fees, reimbursements and other	10,914	11,689	11,723
Painting services	2,218	1,078	1,094
Total revenue	131,711	120,185	112,343
Expenses			
Property operating and maintenance	52,209	48,413	44,772
Depreciation and amortization	30,383	27,020	26,913
Direct property management and service company expenses	12,863	12,695	12,503
Painting services	2,164	1,367	1,150
General and administrative	10,327	9,840	7,999
Total expenses	107,946	99,335	93,337
Operating income	23,765	20,850	19,006
Interest income	429	650	627
Interest expense	(40,385)	(47,065)	(35,535)
(Loss) income before gain on disposition of investment, equity in net loss of joint ventures, minority interest and income from discontinued operations	(16,191)	(25,565)	(15,902)
Gain on disposition of investment	-	-	150
Equity in net loss of joint ventures	(258)	(462)	(644)
Minority interest in operating partnership	(53)	(61)	(63)
(Loss) income from continuing operations	(16,502)	(26,088)	(16,459)
Income from discontinued operations:			
Operating income (loss)	5,803	(984)	4,129
Gain on disposition of properties	20,864	54,093	48,536
Income from discontinued operations	26,667	53,109	52,665
Net income	10,165	27,021	36,206
Preferred share dividends	(4,924)	(5,046)	(5,130)
Preferred share repurchase costs	(172)	-	(2,163)
Net income applicable to common shares	$ 5,069	$ 21,975	$ 28,913
Earnings per common share - basic and diluted:			
(Loss) income from continuing operations applicable to common shares	$ (1.28)	$ (1.83)	$ (1.24)
Income from discontinued operations	1.58	3.12	2.75
Net income applicable to common shares	$ 0.30	$ 1.29	$ 1.51
Dividends declared per common share	$ 0.68	$ 0.68	$ 0.68
Weighted average number of common shares outstanding - basic and diluted	16,871	17,023	19,162

	Year Ended December 31,		
(In thousands, except share data)	2007	2006	2005
Common shares outstanding			
Balance outstanding at beginning of period	17,261,224	17,950,326	19,653,187
Shares purchased	(1,045,346)	(992,423)	(1,823,265)
Shares issued from treasury for stock option exercises	22,479	236,599	61,300
Restricted share activity, net	115,343	66,722	59,104
Balance outstanding at end of period	16,353,700	17,261,224	17,950,326
Preferred shares outstanding			
Balance outstanding at beginning of period	232,000	232,000	457,000
Redemption of Class A Cumulative Redeemable Preferred Shares	-	-	(225,000)
Purchase and retirement of Class B Cumulative Redeemable Preferred Shares	(11,150)	-	-
Balance outstanding at end of period	220,850	232,000	232,000
Preferred shares			
Balance outstanding at beginning of period	$ 58,000	$ 58,000	$ 114,250
Redemption of Class A Cumulative Redeemable Preferred Shares	-	-	(56,250)
Purchase and retirement of Class B Cumulative Redeemable Preferred Shares	(2,787)	-	-
Balance outstanding at end of period	55,213	58,000	58,000
Common shares (at $.10 stated value)			
Balance outstanding at beginning and end of period	2,300	2,300	2,300
Treasury shares (at cost)			
Balance outstanding at beginning of period	(54,585)	(45,877)	(29,800)
Purchase of common shares	(13,959)	(10,269)	(17,427)
Share based compensation	890	(1,091)	668
Shares issued from treasury for stock option exercises	261	2,652	682
Balance outstanding at end of period	(67,393)	(54,585)	(45,877)
Paid-in capital			
Balance outstanding at beginning of period	280,369	278,885	277,117
Share based compensation	786	2,099	(220)
Shares issued from treasury for stock option exercises	(60)	(615)	(189)
Adjustment to 2004 issuance of Class B Series II Cumulative Redeemable Preferred Shares	-	-	14
Redemption of Class A Cumulative Redeemable Preferred Shares			2,163
Purchase and retirement of Class B Cumulative Redeemable Preferred Shares	57	-	-
Balance outstanding at end of period	281,152	280,369	278,885
Accumulated distributions in excess of accumulated net income			
Balance outstanding at beginning of period	(173,962)	(184,303)	(200,277)
Net income	10,165	27,021	36,206
Share based compensation	10	14	-
Redemption of Class A Cumulative Redeemable Preferred Shares	-	-	(2,163)
Purchase and retirement of Class B Cumulative Redeemable Preferred Shares	(172)	-	-
Common share dividends declared	(11,553)	(11,648)	(12,939)
Preferred share dividends declared	(4,924)	(5,046)	(5,130)
Balance outstanding at end of period	(180,436)	(173,962)	(184,303)
Accumulated other comprehensive income			
Balance outstanding at beginning of period	(71)	(25)	-
Change in fair value of hedge instruments	(979)	(46)	(25)
Balance outstanding at end of period	(1,050)	(71)	(25)
Total shareholders' equity	$ 89,786	$ 112,051	$ 108,980

The accompanying notes are an integral part of these consolidated financial statements.

ASSOCIATED ESTATES REALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(In thousands)	2007	2006	2005
Cash flow from operating activities:			
Net income	$ 10,165	$ 27,021	$ 36,206
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including discontinued operations)	34,164	33,389	35,465
Loss on fixed asset replacements write-off	108	163	80
Gain on disposition of properties	(20,864)	(54,093)	(48,686)
Minority interest in operating partnership	53	61	63
Amortization of deferred financing costs and other	1,567	2,163	826
Amortization of swap termination payments received	(294)	(497)	(727)
Share-based compensation	1,590	965	303
Equity in net loss of joint ventures	258	462	644
Distribution from joint ventures	780	318	-
Net change in assets and liabilities:			
Accounts and notes receivable	787	2,495	547
Accounts payable and accrued expenses	102	4,333	(2,098)
Other operating assets and liabilities	(3)	(86)	1,510
Restricted cash	549	1,218	243
Total adjustments	18,797	(9,109)	(11,830)
Net cash flow provided by operations	28,962	17,912	24,376
Cash flow from investing activities:			
Recurring fixed asset additions	(10,420)	(11,049)	(8,127)
Revenue enhancing/non-recurring fixed asset additions	(1,880)	(1,477)	(871)
Net proceeds from disposition of operating properties	46,478	87,038	78,739
Acquisition fixed asset additions	(70,547)	(256)	(65,320)
Other investing activity	(2,241)	(321)	-
Net cash flow (used for) provided by investing activities	(38,610)	73,935	4,421
Cash flow from financing activities:			
Principal payments on mortgage notes payable	(119,477)	(207,146)	(60,933)
Payment of debt procurement costs	(1,660)	(1,540)	(1,659)
Proceeds from mortgage notes obtained	115,538	132,209	87,940
Revolver and/or line of credit borrowings	155,260	96,300	60,250
Revolver and/or line of credit repayments	(135,260)	(96,300)	(70,250)
Common share dividends paid	(11,577)	(11,765)	(13,229)
Preferred share dividends paid	(4,924)	(5,046)	(5,450)
Operating partnership distributions paid	(53)	(61)	(63)
Exercise of stock options	201	2,037	493
Purchase of preferred and/or treasury shares	(16,861)	(10,258)	(73,677)
Proceeds from issuance of unsecured trust preferred securities	-	-	25,780
Net cash flow used for financing activities	(18,813)	(101,570)	(50,798)
Decrease in cash and cash equivalents	(28,461)	(9,723)	(22,001)
Cash and cash equivalents, beginning of period	30,010	39,733	61,734
Cash and cash equivalents, end of period	$ 1,549	$ 30,010	$ 39,733

The accompanying notes are an integral part of these consolidated financial statements.

1.   BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Business

We are a self-administered and self-managed equity real estate investment trust ("REIT") specializing in multifamily property management, advisory, development, acquisition, disposition, operation and ownership activities. In addition to rental revenue, we receive certain property and asset management fees, acquisition, disposition and incentive fees, consultation fees, and mortgage servicing fees. Our MIG subsidiary is a registered investment advisor and serves as a real estate advisor to pension funds. We own two taxable REIT subsidiaries (the "Service Companies") that provide management and other services to us and to third parties.

As of December 31, 2007, our property portfolio consisted of: (i) 64 owned apartment communities containing 14,450 units in eight states, 12 of which are Affordable Housing communities including one joint venture property containing 108 units; (ii) three apartment communities that we manage for third party owners consisting of 616 units; and (iii) a 186-unit apartment community and a commercial property containing approximately 145,000 square feet that we asset manage.

During the third quarter of 2007, we announced our plan to exit the Affordable Housing business. At that time, we managed 30 Affordable Housing apartment communities for third party owners. As of January 1, 2008, we no longer manage 29 of the third party owned Affordable Housing properties. The 12 Affordable Housing communities that we own, directly or through a joint venture, are under contracts to be sold and most are expected to be sold during the first half of 2008.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all subsidiaries and qualified REIT subsidiaries, which include but are not limited to:

- separate legal entities that were formed in connection with project specific, nonrecourse mortgage refinancing for which records, books of accounts and depository accounts must be maintained that are separate and apart from any other person or entity;
- the Service Companies (which are taxed as Taxable REIT Subsidiaries ("TRS") under the REIT Modernization Act ("RMA") implemented in 1999);
- certain variable interest entities in which we have a controlling interest, including where we have been determined to be a primary beneficiary of a variable interest entity in accordance with the provisions of Interpretation No. 46(R), "Consolidation of Variable Interest Entities", or meet certain criteria of a sole general partner or managing member in accordance with EITF 04-05, "Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights"; and
- an Operating Partnership structured as a DownREIT in which we own an aggregate 97.4% as of December 31, 2007.

Limited partnership interests held by others in real estate partnerships controlled by us are reflected as "Operating partnership minority interest" in the Consolidated Balance Sheets. Capital contributions, distributions and profits and losses are allocated to minority interests in accordance with the terms of the Operating Partnership agreement. The DownREIT structure enabled us to acquire multifamily real estate assets in an operating partnership entity that is separate from other properties that we own. In the DownREIT structure, the limited partners originally contributed two real estate assets to the operating partnership and, in return, received partnership units entitling them to a share of the profits, based on the number of operating partnership units. One of the properties was sold in October 2005. The operating partnership units entitle the holder to exchange their partnership units at some future time for common shares or to redeem partnership units for cash (at our option). We are the DownREIT general partner. All significant intercompany balances and transactions have been eliminated in consolidation.

We own 100% of the common stock of all qualified REIT subsidiaries included in our consolidated financial statements.

Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash Equivalents

Highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

Real Estate and Depreciation

Real estate assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

- Buildings and improvements   5 - 30 years
- Furniture, fixtures and equipment   5 - 10 years

We capitalize replacements and improvements, such as HVAC equipment, structural replacements, windows, appliances, flooring, carpeting and kitchen/bath replacements and renovations. Ordinary repairs and maintenance, such as unit cleaning, painting and appliance repairs are expensed when incurred.

We capitalize interest costs on funds used in construction, real estate taxes and insurance from the commencement of development activity through the time the property is ready for leasing.

In accordance with SFAS 144, we discontinue the depreciation of assets that we have specifically identified as held for sale. There were no properties classified as held for sale at December 31, 2007, and one property classified as held for sale at December 31, 2006.

Classification of Fixed Asset Additions

We define recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets to maintain the property's value. We define revenue enhancing/non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable us to increase rents. We define acquisition fixed asset additions to be for the purchase or construction of new properties to be added to our portfolio, or fixed asset additions identified at the time of purchase that are not made until subsequent periods.

Impairment of Long-Lived Assets

We evaluate the recoverability of the carrying value of our real estate assets when a triggering event occurs using the methodology prescribed in Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Factors we consider in evaluating impairment of existing real estate assets held for investment include significant declines in property operating profits, recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under SFAS No. 144, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of the asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is recorded to reduce the carrying value of the asset to its fair value. We periodically classify real estate assets as held for sale. See Note 2 for a discussion of our policy regarding classification of a property as held for sale. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its fair value, less costs to sell. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. No impairment was recorded in connection with our owned real estate assets for the years ended December 31, 2007, 2006 and 2005.

Investments in joint ventures that we own 50.0% or less are presented using the equity method of accounting as we have the ability to exercise significant influence over, but do not have financial or operating control over such entities. Since we intend to fulfill our obligations as a partner in the joint ventures, we have recognized our share of losses and distributions in excess of our investment. Our investment in unconsolidated entities is periodically reviewed for other than temporary declines in market value. Any decline that is not expected to recover in the next 12 months is considered other than temporary and an impairment is recorded as a reduction in the carrying value of the investment. Estimated fair values are based on our projections of cash flows and market capitalization rates. As of December 31, 2007, no impairment has been recorded in connection with any of our joint venture investments. For additional information concerning our activity in connection with our joint venture investments, see Note 7.

Deferred Financing Costs

Costs incurred in obtaining long-term financing are deferred and amortized over the life of the associated instrument on a straight-line basis, which approximates the effective interest method.

Intangible Assets and Goodwill

SFAS 142, "Goodwill and Other Intangible Assets", requires that intangible assets not subject to amortization and goodwill are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. See Note 4 for additional information related to intangible assets and goodwill.

Revenue Recognition

Our residential property leases are for terms of generally one year or less. Rental income is recognized on the straight-line basis. Retroactive revenue increases related to budget based Affordable Housing properties are generally recognized based on rental increase applications that are approved by HUD.

Acquisition, management and disposition fees and other fees are recognized when the related services are performed and the earnings process is complete.

Rent concessions, including free rent, incurred in connection with residential property leases, are capitalized and amortized on a straight-line basis over the terms of the related leases (generally one year) and are charged as a reduction of rental revenue.

Property Management

We are reimbursed for expenses incurred in connection with the management of properties for third parties, joint ventures and other affiliates. We are the primary obligor for these expenses, which are primarily salaries and benefits relating to employees at these properties, and therefore we record these reimbursements as management and service company revenue (included in "Fees, reimbursements and other") and as expenses (included in "Direct property management and service company expenses"). For the years ended December 31, 2007, 2006 and 2005, the reimbursements shown as revenue were equivalent to the expenses, which were $8.3 million, $8.3 million and $8.6 million, respectively.

Advertising Costs

We recognize advertising costs as expense when incurred. The total amount charged to advertising expense for the years ended December 31, 2007, 2006, and 2005, were $1.8 million, $2.0 million and $2.0 million, respectively. There were no advertising costs reported as assets for the years ended December 31, 2007 and 2006.

Share-Based Compensation

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised), "Share-Based Payment" ("SFAS 123(R)") using the modified prospective application method. Prior to the adoption of SFAS 123(R), we accounted for share-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), and accordingly, we recognized no compensation expense for stock option awards. For information about our equity based award plans, see Note 17.

Under the modified prospective method of SFAS 123(R), share-based compensation cost is recognized on (i) all awards granted on or after January 1, 2006, using the fair-value method, (ii) nonvested stock option awards granted prior to January 1, 2006, based on their grant date fair value as previously calculated under the pro-forma disclosure provisions of SFAS 123 over the remaining requisite service periods, and (iii) nonvested restricted share awards based on their grant date fair value over the remaining service periods. Prior periods were not restated to reflect the impact of adopting this Statement. Additionally, SFAS 123(R) requires us to estimate the amount of expected forfeitures when calculating compensation costs, instead of accounting for forfeitures as they occur, which was our previous method. Forfeiture rates were calculated based on our historical forfeiture activity, which was adjusted for activity that we believe is not representative of expected future activity. The following table reflects the effect on operating results and per share information if we had accounted for share-based compensation in accordance with SFAS 123(R) for the year ended December 31, 2005:

(In thousands, except per share amounts)	Year Ended December 31, 2005
Net income	$ 36,206
Total stock compensation recognized	358
Total stock compensation cost had SFAS 123(R) been adopted	(663)
Proforma net income had SFAS 123(R) been adopted	$ 35,901
Net income applicable to common shares:	
Net income applicable to common shares as reported	$ 28,913
Total stock compensation recognized	358
Total stock compensation cost had SFAS 123(R) been adopted	(663)
Proforma net income applicable to common shares had SFAS 123(R) been adopted	$ 28,608
Income per common share - basic and diluted:	
Income per common share as reported	$ 1.51
Total stock compensation recognized	0.02
Total stock compensation cost had SFAS 123(R) been adopted	(0.04)
Proforma income per common share had SFAS 123(R) been adopted	$ 1.49

Operating Partnership Minority Interest

In 1998, in conjunction with the acquisition of an operating partnership that owned two apartment communities, one of which was sold in October 2005, we issued a total of 522,032 operating partnership units ("OP units"). Holders of OP units are entitled to receive cumulative distributions per OP unit equal to the per share distributions on our common shares. If and when the OP units are presented for redemption, we have the option to redeem, in certain circumstances, the OP units for common shares exchangeable on a one-for-one basis, or the cash equivalent amount. As of December 31, 2007, all units presented for redemption were redeemed for cash. The difference between the cash paid and the recorded value of the units reduced the recorded amount of the underlying real estate. There were 78,335 OP units remaining as of December 31, 2007.

The following table identifies the effect of OP unit redemptions (in thousands, except units redeemed):

Year	Units Redeemed	Cash Paid	Recorded Value at Issuance	Reduction in Underlying Real Estate
2000 - 2004	429,009	$ 3,848	$ 9,765	$ 5,917
2005	-	-	-	-
2006	13,746	184	321	137
2007	942	14	22	8
	443,697	$ 4,046	$ 10,108	$ 6,062

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the "Code"), as amended. As a REIT, we are entitled to a tax deduction for dividends paid to shareholders, thereby effectively subjecting the distributed net income to taxation at the shareholder level only, provided we distribute at least 90.0% of our taxable income and meet certain other qualifications.

The Service Companies have elected to be treated as Taxable REIT Subsidiaries and operate as C-corporations under the Code and have accounted for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Taxes are provided for those Service Companies having net profits for both financial statement and income tax purposes. The 2007, 2006 and 2005 net operating loss carry forwards for the Service Companies, in the aggregate, are approximately $8.3 million, $8.0 million and $7.0 million, respectively, and expire during the years 2018 to 2027.

The gross deferred tax assets were $4.8 million, $4.5 million and $4.3 million at December 31, 2007, 2006 and 2005, respectively, and relate principally to net operating losses of the Service Companies. Gross deferred tax liabilities of $155,000, $166,000 and $150,000 at December 31, 2007, 2006 and 2005, respectively, relate primarily to tax basis differences in fixed assets and intangibles. The deferred tax valuation allowance was $4.7 million, $4.3 million and $4.2 million at December 31, 2007, 2006 and 2005, respectively. We reserve for net deferred tax assets when we believe it is more likely than not that they will not be realized. The deferred tax assets and the deferred tax valuation allowance are recorded in "Other assets, net" and the deferred tax liabilities are recorded in "Accounts payable, accrued expenses and other liabilities" in the Consolidated Balance Sheets.

At December 31, 2007 and 2006, our net tax basis of properties exceeds the amount set forth in the Consolidated Balance Sheets by $55.1 million and $66.5 million, respectively.

Reconciliation Between GAAP Net Income and Taxable (Loss) Income

| | Year Ended December 31, | | |
(In thousands)	2007	2006	2005
GAAP net income	$ 10,165	$ 27,021	$ 36,206
Add: GAAP net loss (income) of taxable REIT subsidiaries and minority interest in joint venture, net	525	748	(340)
GAAP net income from REIT operations [1]	10,690	27,769	35,866
Add: Book depreciation and amortization	35,808	35,388	37,639
Less: Tax depreciation and amortization	(26,267)	(27,058)	(28,522)
Book/tax differences on (losses) gains from capital transactions	(21,076)	(27,106)	(22,105)
Other book/tax differences, net	(1,203)	1,496	(796)
Taxable (loss) income before adjustments	(2,048)	10,489	22,082
Less: Capital loss (gain)	216	(26,986)	(25,769)
Taxable (loss) income subject to dividend requirement	$ (1,832)	$ (16,497)	$ (3,687)

[1] All adjustments to GAAP net income from REIT operations are net of amounts attributable to taxable REIT subsidiaries and minority interests.

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction

	Year Ended December 31,		
(In thousands)	2007	2006	2005
Cash dividends paid	$ 16,473	$ 16,691	$ 18,279
Plus: Dividends designated to prior year from following year	-	(1,252)	1,252
Less: Portion designated as capital gain distribution	-	(11,169)	(19,531)
Less: Return of capital	(16,473)	(4,270)	-
Dividends paid deduction	$ -	$ -	$ -

Dividends Per Share

Total dividends per common share and the related components for the years ended December 31, 2007, 2006 and 2005, as reported for income tax purposes, were as follows:

Year Ended December 31, 2007

Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends
2/2/2007	$ -	$ 0.170000	$ -	$ -	$ 0.170000
5/1/2007	-	0.170000	-	-	0.170000
8/1/2007	-	0.170000	-	-	0.170000
11/1/2007	-	0.170000	-	-	0.170000
	$ -	$ 0.680000	$ -	$ -	$ 0.680000

Year Ended December 31, 2006

Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends
1/23/2006 [(1)]	$ -	$ 0.040981	$ 0.058761	$ 0.047265	$ 0.099742
5/1/2006	-	0.069847	0.100153	0.080559	0.170000
8/1/2006	-	0.069847	0.100153	0.080559	0.170000
11/1/2006	-	0.069847	0.100153	0.080559	0.170000
	$ -	$ 0.250522	$ 0.359220	$ 0.288942	$ 0.609742

(1)   Represents a portion of the dividend paid on January 23, 2006. The remaining portion of this dividend was reported for the year ended December 31, 2005, for income tax purposes.

Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends
2/1/2005	$ -	$ -	$ 0.170000	$ 0.066019	$ 0.170000
5/2/2005	-	-	0.170000	0.066019	0.170000
8/1/2005	-	-	0.170000	0.066019	0.170000
11/1/2005	-	-	0.170000	0.066019	0.170000
1/23/2006 [1]	-	-	0.070258	0.027285	0.070258
	$ -	$ -	$ 0.750258	$ 0.291361	$ 0.750258

(1)   Represents a portion of the dividend paid on January 23, 2006. The remaining portion of this dividend was reported for the year ended December 31, 2006, for income tax purposes.

Preferred dividends of $4.9 million, $5.0 million and $5.1 million were paid for the years ended December 31, 2007, 2006 and 2005, respectively, and were designated as a non-taxable return of capital and capital gain dividend.

Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. Hedge effectiveness is assessed by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

As of December 31, 2007, no derivatives were designated as fair value hedges. Additionally, we do not use derivatives for trading or speculative purposes. Further, we have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, we have not sustained a material loss from those instruments and we do not anticipate any material adverse effect on our net income or financial position in the future from the use of derivatives.

We have utilized interest rate swaps and caps to add stability to interest expense and to manage our exposure to interest rate movements. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. Interest rate swaps designated as fair value hedges involve the payment of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above a certain level in exchange for an up front premium. During 2007, such derivatives were used to hedge the variable cash flows associated with $63.0 million of existing variable-rate debt. At December 31, 2006, there were no interest rate swap derivatives included on the Consolidated Balance Sheets.

Interest Rate Hedge Activity: During 2007, we executed two interest rate swaps to hedge the cash flows of existing variable rate debt. The notional amounts of the swaps were $42.0 million (which commenced on August 28, 2007) and $21.0 million (which commenced on December 20, 2007). At December 31, 2007, the fair value of these two swaps was a liability of $1.0 million and was included in the Consolidated Balance Sheets as "Accounts payable, accrued expenses and other liabilities". No hedge ineffectiveness on these cash flow hedges was recognized during 2007. For the year ended December 31, 2007, the change in net unrealized gains/losses on these hedges was reported in the Consolidated Statements of Shareholders' Equity as a $1.0 million net loss. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt. The change in net unrealized gains/losses on cash flow hedges reflects a reclassification of $88,000 net gain from accumulated other comprehensive income to interest expense for the year ended December 31, 2007. During 2008, we estimate that an additional $260,000 will be reclassified as an increase to interest expense.

On April 19, 2002, we executed an interest rate swap with a notional amount of $14.0 million (which commenced on May 15, 2002) to hedge the fair market value of a fixed rate loan. This swap expired in November 2005 upon the maturity of the related loan. We recorded a credit to interest expense of $147,000 for the year ended December 31, 2005, related to this swap.

On February 25, 2000, we executed two interest rate swaps. The notional amounts of the swaps were approximately $10.6 million (which commenced March 1, 2000) and $54.8 million (which commenced March 10, 2000). The swaps amortized monthly in accordance with the amortization of the hedged loans and were to expire upon maturity of the loans. These swaps were executed to hedge the fair market value of five fixed rate loans. On December 11, 2000, we executed termination agreements for both swaps, and received a total termination payment of $3.2 million. This termination payment was being amortized, as a credit to interest expense, through the maturity dates of the related loans in 2007. If a loan is extinguished prior to the original maturity date, any unamortized termination payment related to such loan is immediately credited to interest expense. Total amortization related to the termination payments was $294,000, $497,000 and $727,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

During 2006, we utilized forward contracts with respect to forecasted probable purchases of natural gas used in heating certain properties that we owned or managed. We utilized the gas forwards to limit the market price risk associated with the forecasted gas purchase. Identification of a forward contract as a qualifying cash-flow hedge requires us to determine that the forecasted transaction(s) is probable, and the hedging relationship between the gas contract and the expected future purchase is expected to be highly effective at the initiation of the hedge and throughout the hedging relationship. The changes in fair value of the contracts were recorded in other comprehensive income ("OCI"). The amount in OCI was reclassified into earnings when the cost of the gas affected earnings. As of December 31, 2007 and 2006, this hedge was reported at fair value on the Consolidated Balance Sheets as "Accounts payable, accrued expenses and other liabilities" in the amount of $0 and $80,000, respectively. The unrealized gain/loss in the fair value of this hedge was deferred in OCI and recognized in earnings as the hedged transaction occurred. The change in net unrealized gain/loss on this hedge reflects a reclassification of net unrealized loss from accumulated OCI to earnings of $71,000 and $143,000 during the years ended December 31, 2007 and 2006, respectively.

Treasury Shares

We record the purchase of Treasury shares at cost. From time to time, we may reissue these shares. When shares are reissued, we account for the issuance based on the "First in, first out" method. For additional information regarding treasury shares, see Note 14.

Recent Accounting Pronouncements

In June 2007, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide "Investment Companies" must be applied by an entity and whether investment company accounting must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company's consolidated financial statements or the financial statements of an equity method investor. On February 6, 2008, FSP SOP 07-1a was issued to delay indefinitely the effective date of SOP 07-1 and prohibit adoption of SOP 07-1 for an entity that has not early adopted SOP 07-1 before issuance of the final FSP. We have determined that we are not an investment company under the provisions of SOP 07-1 and do not expect to retain specialized investment company accounting for any of our consolidated or equity method investments where the investment entity may be deemed an investment company.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. This statement is effective for us on January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is January 1, 2009. We do not believe that the adoption of this standard will have a material effect on our financial position and results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is effective for us on January 1, 2008. We do not believe that the adoption of this standard will have a material effect on our financial position and results of operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. This statement is effective for us for business combinations for which the acquisition date is on or after January 1, 2009. We are currently assessing the potential impact that the adoption of SFAS 141(R) will have on our financial position and results of operations.

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS 160 is effective for us for business combinations for which the acquisition date is on or after January 1, 2009. We are currently assessing the potential impact that the adoption of SFAS 160 will have on our financial position and results of operations.

Reclassifications

Certain reclassifications have been made to the 2006 and 2005 consolidated financial statements to conform to the 2007 presentation.

2.   ACQUISITION AND DISPOSITION ACTIVITY

Acquisition Activity

On June 29, 2007, we acquired our joint venture partner's 51.0% interest in Idlewylde Apartments, an 843-unit Market-Rate property located in Atlanta, Georgia. We previously owned a 49.0% interest in this partnership and had accounted for this investment under the equity method of accounting. We paid our partner $21.6 million in cash. Commencing June 29, 2007, the results of operations, financial condition (including the existing $42.0 million non-recourse mortgage loan), and cash flows of this property are included in our consolidated financial statements.

On June 8, 2007, we acquired a 268-unit Market-Rate property located in Norfolk, Virginia for a purchase price of $48.3 million. The purchase was funded primarily by 1031 proceeds from the disposition of a Market-Rate property which we sold on May 30, 2007, and with borrowings from our revolving credit facility.

On May 25, 2007, we acquired the land on which one of our Affordable Housing properties is located for a purchase price of $897,000. We had been leasing this land pursuant to a ground lease that was scheduled to mature in 2021.

On October 11, 2005, we acquired a 168-unit Market-Rate property located in Atlanta, Georgia. The purchase was funded primarily by mortgage financing on the acquired property, by cash received from the disposition of a Market-Rate property on June 29, 2005, which had previously been placed in escrow in accordance with Section 1031 of the Internal Revenue Code, and cash previously received through the March 15, 2005, issuance of trust preferred securities.

On March 9, 2005, we acquired a 316-unit Market-Rate property located in West Palm Beach, Florida. The purchase was funded primarily by mortgage financing on the acquired property and on a previously unencumbered Market-Rate property. Additionally, this property was part of a reverse Like-Kind Exchange under Section 1031 of the Internal Revenue Code.

Disposition Activity

We report the results of operations and gain/loss related to the sale of real estate assets as discontinued operations in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Real estate assets that are classified as held for sale are also reported as discontinued operations. We classify properties as held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest and any defeasance/prepayment costs on mortgage debt specifically associated with properties sold or classified as held for sale.

During 2007, we completed the sale of three Market-Rate properties containing a total of 1,173 units for a total sales price of $49.0 million. Two of these properties were located in Ohio and one was located in Texas. We recognized total gains of $20.9 million related to these sales, which are included in "Income from discontinued operations."

During 2006, we completed the sale of eight properties containing a total of 2,040 units for a total sales price of $92.5 million. Seven of these properties were located in Ohio (six Market-Rate properties and one Affordable Housing property) and one was a Market-Rate property located in North Carolina. We recognized total gains of $54.1 million related to these sales, which are included in "Income from discontinued operations."

During 2005, we completed the sale of three Market-Rate properties containing a total of 943 units for a total sales price of $108.5 million. These properties were located in Ohio, Florida, and Arizona. We recognized total gains of $48.5 million related to these sales, which are included in "Income from discontinued operations."

The following chart summarizes the "Income from discontinued operations" for the years ended December 31, 2007, 2006 and 2005, respectively (including operating results of the sales in 2008 as noted below):

	2007	2006	2005
(in thousands)			
Property revenue	$ 23,622	$ 35,815	$ 46,792
Property operating and maintenance expense	(12,630)	(21,719)	(26,517)
Real estate asset depreciation and amortization	(3,781)	(6,369)	(8,551)
Interest income	30	45	20
Interest expense[1]	(1,438)	(8,756)	(7,615)
Operating income (loss)	5,803	(984)	4,129
Gain on disposition of properties	20,864	54,093	48,536
Income from discontinued operations	$ 26,667	$ 53,109	$ 52,665

(1)   Includes $4.7 million of defeasance/prepayment costs associated with the prepayment of four mortgage loans in 2006.

On March 19, 2008, we completed the sale of ten Affordable Housing properties and on April 25, 2008, we completed the sale of the eleventh Affordable Housing property all of which were located in Northeast Ohio. On March 19, 2008, we completed the sale of four same community properties located in Toledo, Ohio. As a result, the consolidated financial statements for each of the three years in the period ended December 31, 2007, reflect the impact of the reclassification as discontinued operations of such properties pursuant to the requirements of SFAS 144.

3.   RESTRICTED CASH

Restricted cash, some of which is required by HUD for certain government subsidized properties and some of which is required by our lenders, includes residents' security deposits, reserve funds for replacements and other escrows held for the future payment of real estate taxes and insurance. The reserve funds for replacements are intended to provide cash to defray future costs that may be incurred to maintain the associated property.

Restricted cash is comprised of the following:

	December 31,		
	2007		2006
(in thousands)			
Resident security deposits	$ 1,343	$	1,423
Other escrows	111		86
Escrows and reserve funds for replacements			
required by mortgages	5,276		5,770
	$ 6,730	$	7,279

Restricted resident security deposits are held in separate bank accounts in the name of the properties for which the funds are being held. Other escrows represents funds held primarily for the payment of operating expenses associated with properties we manage on behalf of our advisory clients and funds from deferred compensation. These funds are held in short-term investments. Certain reserve funds for replacements are invested in a combination of money market funds and U.S. treasury bills with maturities less than 18 months.

4.   GOODWILL AND OTHER ASSETS

Goodwill

MIG Realty Advisors, Inc.   In June 1998, we recorded goodwill in connection with the MIG Realty Advisors, Inc. merger, which was allocated fully to the Management and Service Operations segment.

In addition to the annual review of goodwill completed during the first quarter of 2007, we reviewed goodwill during the second quarter of 2007 as a result of the loss of fee revenue associated with our acquisition of our joint venture partner's 51.0% interest in Idlewylde Apartments (see Note 2 for details of this acquisition). In performing this analysis, we use a multiple of revenues to the range of potential alternatives and assign a probability to the various alternatives we consider. Based on this analysis, we determined that goodwill was not impaired as of December 31, 2007 and 2006. As such, there were no changes to the carrying amount of goodwill during 2007. Should the estimates used to determine alternatives or the probabilities of the occurrence thereof change, impairment may result which could materially impact our results of operations for the period in which it is recorded.

Other Assets, Net

Other assets, net, consist of the following:

(in thousands)	December 31, 2007		December 31, 2006	
Intangible assets	$	5,095	$	1,945
Deferred financing and leasing costs		8,581		8,112
Less: Accumulated amortization		(7,223)		(5,976)
		6,453		4,081
Prepaid expenses		4,104		4,712
Other assets		2,826		362
	$	13,383	$	9,155

Intangible assets

Property Acquisitions. In accordance with SFAS 141, "Business Combinations", we allocate a portion of the total purchase price of a property acquisition to any intangible assets identified, such as existing leases and tenant relationships. The intangible assets are amortized over the remaining lease terms or estimated life of the tenant relationship, which is approximately twelve to sixteen months. Due to the short term nature of residential leases, we believe that existing lease rates approximate market rates, and therefore, no allocation is made for above/below market leases.

In connection with the two properties acquired in June 2007, as discussed in Note 2, we recorded intangible assets in the amount of $2.6 million related to existing leases, which are being amortized over twelve months, and $589,000 related to tenant relationships, which are being amortized over sixteen months. These intangible assets were fully allocated to the Acquisition/Disposition segment.

In connection with the two properties acquired in 2005, as discussed in Note 2, we recorded intangible assets in the amount of $1.5 million related to existing leases, which had been amortized over twelve to thirteen months, and $424,000 related to tenant relationships, which had been amortized over sixteen months. These intangible assets were fully allocated to the Acquisition/Disposition segment.

Information on the intangible assets at December 31, 2007 is as follows:

(in thousands)	In Place Leases		Tenant Relationships	
Gross carrying amount	$	4,076	$	1,019
Less: Accumulated amortization		(2,824)		(657)
Balance as of December 31, 2007	$	1,252	$	362

The aggregate amortization expense for the years ended December 31, 2007, 2006 and 2005 was $1.5 million, $847,000 and $1.5 million, respectively. The estimated amortization expense related to intangible assets existing at December 31, 2007, is $1.6 million for the year ended December 31, 2008.

Deferred financing and leasing costs

Amortization expense for deferred financing and leasing costs, including amortization classified in income from discontinued operations, was $1.1 million, $1.0 million and $1.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

5. PROPERTY REVENUE

During the second quarter of 2007, we recorded non-recurring rental revenue of $1.6 million as a result of a settlement of a lawsuit with HUD relating to past due rents at some of our Affordable Housing properties.

6. DEBT

The following table identifies our total debt outstanding and weighted average interest rates as of December 31, 2007 and 2006:

(Dollar amounts in thousands)	Balance Outstanding December 31, 2007	Weighted Average Interest Rate	Balance Outstanding December 31, 2006	Weighted Average Interest Rate
FIXED RATE DEBT				
Mortgages payable - CMBS	$ 200,168	7.7%	$ 303,945	7.7%
Mortgages payable - other	275,747	5.8%	132,209	6.1%
Unsecured borrowings	25,780	7.9%	25,780	7.9%
Total fixed rate debt	501,695	6.7%	461,934	7.3%
VARIABLE RATE DEBT				
Mortgages payable	35,000	6.2%	36,700	6.6%
Revolver / lines of credit borrowings	20,000	6.7%	-	0.0%
Total variable rate debt	55,000	6.4%	36,700	6.6%
TOTAL DEBT	$ 556,695	6.7%	$ 498,634	7.2%

Real estate assets pledged as collateral for all debt had a net book value of $497.6 million and $439.2 million at December 31, 2007 and 2006, respectively.

As of December 31, 2007, the scheduled debt maturities for each of the next five years and thereafter, are as follows (in thousands):

2008	$	31,935
2009		72,802
2010		98,809
2011		67,563
2012		83,059
Thereafter		202,527
	$	556,695

Cash paid for interest was $41.0 million, $54.6 million and $41.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. Included in cash paid for interest are $3.8 million and $14.4 million of defeasance and other prepayment costs that were paid during the years ended December 31, 2007 and 2006, respectively.

Conventional Mortgage Debt

The following table provides information on loans defeased/prepaid and loans obtained during 2007:

(Dollar amounts in thousands)	Loans prepaid/defeased			Loans obtained		
Property	Amount	Rate		Amount	Rate	
Chestnut Ridge	$ 14,632	7.5%		$ 19,000	6.2%	(a)
Residence at White River	8,284	7.5%		9,221	5.4%	
Spring Valley Apartments	11,008	7.5%		10,817	5.4%	
Georgetown Park Apartments	19,379	7.9%		16,000	6.2%	(a)
Muirwood Village at Bennell	3,773	7.9%		-	N/A	
Waterstone Apartments	15,729	7.5%		16,500	5.8%	
Lake Forest	5,764	7.9%		-	N/A	
The Landings at the Preserve	6,740	7.9%		-	N/A	
Residence at Barrington	15,152	7.9%		19,500	5.8%	
The Alexander at Ghent	-	N/A		24,500	5.8%	
Cambridge at Buckhead	11,800	7.1%	(a)	-	N/A	
Aspen Lakes	3,900	7.1%	(a)	-	N/A	
	$ 116,161	7.6%	(b)	$ 115,538	5.8%	(b)

(a) Denotes variable rate loan. Variable rates on loans obtained are as of December 31, 2007.
(b) Represents weighted average interest rate for the loans listed.

In relation to the loan defeasances/prepayments in 2007, we recognized in interest expense defeasement/prepayment costs totaling $4.2 million of which $3.8 million were paid during 2007 and $400,000 were deferred financing costs that were charged to expense. All of these costs were included in "Income from continuing operations".

On June 29, 2007, we acquired our joint venture partner's 51.0% interest in Idlewylde Apartments. In connection with the acquisition, effective June 29, 2007, we are including the results of operations, financial condition, including the existing $42.0 million non-recourse mortgage loan, and cash flows in our consolidated financial statements. During the third quarter of 2007, we executed an interest rate swap in connection with this loan that effectively fixed the interest rate at 5.9% through maturity. This loan matures in June 2010. See Note 1 for additional information regarding the interest rate swap and Note 2 for additional information regarding the acquisition.

During 2006, we prepaid a total of 18 conventional mortgage loans totaling $200.6 million. Of these 18 loans, ten fixed rate loans were prepaid with the proceeds received from property sales, and five fixed rate loans and three variable rate loans were prepaid with the proceeds of a $132.2 million mortgage refinancing involving five properties. The new loans were structured as five separate loans; however, each loan is cross-collateralized, cross-defaulted and includes a collateral substitution feature. These loans mature in October 2013 and accrue interest at a fixed rate of 6.1%. The fifteen fixed rate loans that were prepaid totaled $146.0 million and had a weighted average interest rate of 7.6%. In connection with the loan defeasance/prepayments, we recognized defeasement/prepayment costs totaling $15.5 million in interest expense of which $14.4 million were paid during 2006 and $1.1 million were deferred financing costs that had been charged to expense. A total of $12.3 million of these costs were included in "Income from continuing operations", and $3.2 million were included in "Income from discontinued operations".

Conventional mortgages payable are comprised of 33 loans at December 31, 2007 and 36 loans at December 31, 2006, each of which is a project specific loan collateralized by the respective real estate and resident leases. Mortgages payable are generally due in monthly installments of principal and/or interest and mature at various dates through October 2014. Under certain of the mortgage agreements, we are required to make escrow deposits for taxes, insurance and replacement of project assets.

Other Mortgage Debt

Other mortgages payable are comprised of five loans at December 31, 2007 and 2006, which are cross-collateralized, cross-defaulted and include a collateral substitution feature. These loans are payable in monthly payments of interest only and mature in October 2013.

Federally Insured Mortgage Debt

During 2006, we prepaid the $1.2 million federally insured mortgage which previously encumbered one of our properties with the proceeds from the sale of this property. This loan was insured by HUD pursuant to one of the mortgage insurance programs administered under the National Housing Act of 1934.

Revolving Credit Facility/Lines of Credit

In April 2007, we obtained an unsecured revolving credit facility ("revolver") in the amount of $100.0 million to be used for the refinancing of existing debt, general corporate purposes, and/or the acquisition of properties. This revolver matures in April 2010 and accrues interest at a variable rate of LIBOR plus 1.6%. At December 31, 2007, there were outstanding borrowings of $20.0 million on the revolver with a weighted average interest rate of 6.7%. In connection with obtaining the revolver, we terminated both our secured $17.0 million and our secured $14.0 million lines of credit. There were no borrowings outstanding on the $17.0 million or $14.0 million secured lines of credit at December 31, 2006.

Trust Preferred Securities

On March 15, 2005, AERC Delaware Trust (the "Trust"), a newly formed wholly owned subsidiary, sold trust preferred securities for an aggregate amount of $25.8 million. Associated Estates Realty Corporation ("AERC") owns all of the common securities of the Trust. The Trust used the proceeds to purchase AERC's junior subordinated note due March 30, 2035, which represents all of the Trust's assets. The terms of the trust preferred securities are substantially the same as the terms of the junior subordinated note. Interest on the junior subordinated note is payable at a fixed rate equal to 7.9% per annum through the interest rate payment date in March 2015 and thereafter at a variable rate equal to LIBOR plus 3.25% per annum. AERC may redeem the junior subordinated note at par at any time on or after March 30, 2010. To the extent that AERC redeems the junior subordinated note, the Trust is required to redeem a corresponding amount of trust preferred securities.

7. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

At December 31, 2007, we had an investment in one joint venture that owns an Affordable Housing multifamily apartment community. The operation of this property is similar to the operations of our wholly owned portfolio. We account for our investment in the unconsolidated joint venture under the equity method of accounting as we exercise significant influence, but do not control this entity and are not required to consolidate it in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" or under EITF 04-05, "Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights". This investment was initially recorded at cost as investment in joint ventures and subsequently adjusted for equity in earnings and cash contributions and distributions. This joint venture property had negative cash flow during 2007 and is expected to have negative cash flow during 2008 as a result of operating expenses exceeding tenant rents and the housing assistance payments from HUD. The joint venture partnership that owns this property has entered into a contract to sell it. Our proportionate share of the non-recourse debt on this property at December 31, 2007, was $2.1 million.

This property is governed by regulations pursuant to the property's HUD rent subsidy and mortgage insurance programs, which contain provisions governing certain aspects of the operations of the property (See Note 10). Rent subsidies of $600,000, $585,000 and $581,000 for the years ended December 31, 2007, 2006 and 2005, respectively, were received by the property.

On June 29, 2007, we acquired our joint venture partner's 51.0% interest in Idlewylde Apartments, an 843-unit Market-Rate property located in Atlanta, Georgia. We previously owned a 49.0% interest in this partnership and had accounted for this investment under the equity method of accounting. See Note 2 for additional information regarding this acquisition.

The following tables represent summarized financial information at 100% for the joint ventures in which we have been an investor during the years presented.

Operating data		Year ended December 31,					
(In thousands)		2007		2006		2005	
Property revenue	$	4,699	$	8,602	$	7,685	
Operating and maintenance expenses		(2,375)		(4,353)		(4,261)	
Depreciation and amortization		(1,263)		(2,329)		(2,314)	
Interest expense		(1,568)		(2,784)		(2,346)	
Net (loss) income	$	(507)	$	(864)	$	(1,236)	
Equity in net loss of joint ventures	$	(258)	$	(462)	$	(644)	

Balance sheet data		December 31,			
(In thousands)		2007		2006	
Real estate, net	$	1,406	$	51,865	
Other assets		308		3,446	
Total assets	$	1,714	$	55,311	
Amounts payable to us	$	15	$	11	
Mortgages payable		4,135		46,149	
Other liabilities		327		1,059	
Equity		(2,763)		8,092	
Total liabilities and equity	$	1,714	$	55,311	
(Accumulated losses in excess of investments					
in joint ventures) investments in joint ventures, net	$	(1,346)	$	5,247	

The $4.1 million of mortgages payable at December 31, 2007 matures in 2031.

We made contributions to the joint ventures of $69,000 and $137,000 for the years ended December 31, 2007 and 2006, respectively, and we received distributions of $780,000 and $318,000 during 2007 and 2006, respectively. Revenue from property and asset management fees charged to joint ventures aggregated $270,000, $487,000, and $451,000 for the years ended December 31, 2007, 2006, and 2005, respectively. The corresponding expenses are included in the operating and maintenance expenses of the joint ventures, as set forth above.

We capitalized interest costs in accordance with SFAS No. 58, "Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for by the Equity Method" related to our investment in certain joint venture properties during their construction period. The remaining amount of capitalized interest was $0 and $874,000 at December 31, 2007 and 2006, respectively. This excess investment over equity in the underlying net assets of the joint ventures is included in "Investment in joint ventures, net" in the Consolidated Balance Sheets, and was amortized as a reduction to earnings on a straight-line basis over the lives of the related assets.

8. TRANSACTIONS WITH AFFILIATES AND JOINT VENTURES

We provide management and other services to (and are reimbursed for certain expenses incurred on behalf of) certain non-owned properties in which our Chief Executive Officer ("CEO") and/or other related parties have varying ownership interests. The entities which own these properties, as well as other related parties, are referred to as "affiliates". We also provide similar services to joint venture properties. Management fees received from affiliates and joint ventures during the years ended December 31, 2007, 2006 and 2005, were $365,000, $587,000, and $892,000, respectively.

Accounts and notes receivable from affiliates primarily consists of funds advanced, property management fees and other miscellaneous receivables. On December 31, 2007, we had $750,000 receivable from the partnership that owned Idlewylde Apartments. These funds represent the final cash distribution related to our acquisition of our joint venture partner's 51.0% interest in this property in June 2007. These funds were received during the first quarter of 2008.

In the normal course of business, we have advanced funds on behalf of affiliates and joint ventures and held funds for the benefit of affiliates and joint ventures. Funds due from affiliates were $452,000 and $294,000 at December 31, 2007 and 2006, respectively.

Merit Painting Services ("Merit"), a subsidiary of ours, has provided services to JAS Construction, Inc. ("JAS") related to property rehabilitation and other work from time to time. JAS is owned by a son of our CEO. Reported revenue related to work performed by Merit for JAS was $1.4 million, $265,000, and $368,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Accounts receivable from affiliates and joint ventures related to JAS at December 31, 2007 and 2006, respectively were $360,000 and $33,000.

9. NOTEHOLDER INTEREST

On May 15, 2006, we completed the sale of a Market-Rate property located in Northeast Ohio. The sales price was a net $28.4 million and we recorded a gain of $23.4 million. In connection with our IPO in 1993, we acquired a Noteholder Interest which was secured by a limited partnership interest in one-half of this property. We had declared the notes to be in default because of nonpayment of interest and principal. On July 16, 2004, we accepted a 98.999% limited partnership interest in the limited partnership that owned the property in full satisfaction of all obligations under the notes. In addition, one of our subsidiaries acquired the remaining 1.001% general partnership interest in that limited partnership held by our President and CEO, Jeffrey I. Friedman and a company controlled by him. The subsidiary acquired such partnership interest in return for a promise to pay Mr. Friedman and his controlled company 1.001% of the net sale proceeds derived from any future sale of the property. Pursuant to the terms of the buyout, Mr. Friedman and his controlled company were paid a total of $127,000 from the proceeds of this sale. The independent members of the Board of Directors approved the terms of the buyout.

10. COMMITMENTS AND CONTINGENCIES

Leases

We had no equipment leased under capital leases at December 31, 2007 and 2006. We lease certain equipment and facilities under operating leases. Future minimum lease payments under all noncancellable operating leases in which we are the lessee, principally for ground leases, for each of the next five years and thereafter, are as follows:

(In thousands)	Operating Leases
2008	$ 144
2009	73
2010	73
2011	42
2012	33
Thereafter	512
	$ 877

The ground lease agreements contain provisions which, upon expiration of the lease, require reversion of the land and building to the lessor. Such provisions exist for six properties at December 31, 2007. These ground leases expire at various dates from 2021 to 2036. Total revenue derived from these properties was $6.8 million, $5.2 million and $4.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. Furthermore, at the end of the term of each lease, any remaining replacement reserves revert to the lessor. Such cash reserves included in restricted cash were $558,000 and $565,000 at December 31, 2007 and 2006, respectively. With respect to such leases, we paid ground rent of $33,000 for each of the years ended December 31, 2007, 2006 and 2005.

We own one property which is subject to a right of reverter. This provision requires that the land and real estate assets revert at expiration back to the original grantor from whom we acquired this property or its successors and assignees, which is in September 2037. The net book value of this property was $678,000 at December 31, 2007. This property generated revenue of $1.0 million, $997,000, and $939,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and net income of $299,000, $318,000, and $344,000 for 2007, 2006, and 2005 respectively.

Affordable Housing

Our Affordable Housing properties are governed by rent subsidies which contain provisions governing certain aspects of the operations of these properties. Among other matters, such provisions may include a requirement to maintain a reserve fund for replacements, the renting of properties to qualifying residents and the requirement to make distributions in accordance with certain regulations. Certain approvals may be required to encumber properties having rental subsidies.

The rent subsidy program provides that HUD will make monthly housing assistance payments to our subsidiary on behalf of persons who reside in approved properties and who meet the eligibility criteria. The amount of the total monthly rental and the subsidy is determined at least annually by HUD. This arrangement is evidenced by a contract between HUD and the applicable subsidiary. Such contracts have scheduled expiration dates between March 2008 and November 2019 for the properties that we own. HUD may abate subsidy payments if the applicable subsidiary defaults on any obligations under such contracts and fails to cure each default after receiving notice thereof. Federal rent subsidies recognized in income was $6.2 million, $6.0 million and $6.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. Additionally, during 2007 we received $1.6 million resulting from the settlement of a lawsuit with HUD relating to past due rents at some of our Affordable Housing properties.

In conjunction with our exit from the Affordable Housing business, we anticipate that all of our owned Affordable Housing properties will be sold during 2008.

Legal Proceedings

We are subject to legal proceedings, lawsuits and other claims, including proceedings by government authorities (collectively "Litigation"). Litigation is subject to uncertainties and outcomes are difficult to predict. Consequently, we are unable to estimate ultimate aggregate monetary liability or financial impact with respect to the Litigation matters described in the following paragraphs as of December 31, 2007, and no accruals have been made for these matters other than those identified in the following paragraphs. We believe that other Litigation will not have a material adverse impact on us after final disposition. However, because of the uncertainties of Litigation, one or more lawsuits could ultimately result in a material obligation.

Pending Lawsuits

On or about April 14, 2002, Melanie and Kyle Kopp commenced an action against us in the Franklin County, Ohio Court of Common Pleas seeking undetermined damages, injunctive relief and class action certification. This case arose out of our Suredeposit program. This program allowed cash short prospective residents to purchase a bond in lieu of paying a security deposit. The bond serves as a fund to pay those resident obligations that would otherwise have been funded by the security deposit. Plaintiffs allege that the nonrefundable premium paid for the bond is a disguised form of security deposit, which is otherwise required to be refundable in accordance with Ohio's Landlord-Tenant Act. Plaintiffs further allege that certain pet deposits and other nonrefundable deposits required by us are similarly security deposits that must be refundable in accordance with Ohio's Landlord-Tenant Act. On or about January 15, 2004, the Plaintiffs filed a motion for class certification. We subsequently filed a motion for summary judgment. Both motions are pending before the Court. We intend to vigorously defend ourselves against these claims.

Government Investigations

On or about August 7, 2002, the Maryland Attorney General served us with a subpoena seeking information concerning certain of our leasing practices in connection with our Maryland properties. The subpoena sought extensive information going back a number of years, including information about our Suredeposit programs and certain non-refundable deposits. The Maryland Attorney General completed its review of the information we furnished and based upon that information contended that certain of our leasing practices were in violation of Maryland's landlord tenant laws. We reached an out of court settlement with the Maryland Attorney General for the purpose of resolving this matter and recorded our estimate of the settlement amount in "General and administrative expense" in the Consolidated Statements of Operations during 2006.

On or about December 22, 2003, the Montgomery County, Maryland Office of Landlord-Tenant Affairs commenced an investigation into possible violations of state and county Landlord-Tenant laws involving two properties operated by us located in Montgomery County, Maryland. The matters that were the subject of this investigation were for the most part the same leasing practices being investigated by the Maryland Attorney General. Although these Montgomery County charges were never formally withdrawn, we believe that Montgomery County will not pursue these matters based upon our settlement with the Maryland Attorney General.

Montgomery County commenced additional investigations concerning the charging of trash fees. We reached an out of court settlement with Montgomery concerning this matter and our estimate of the settlement amount was recorded in "General and administrative expense" in the Consolidated Statements of Operations during 2006.

11.   GUARANTEES

We previously were a 49.0% partner in the joint venture partnership that owned Idlewylde Apartments, an 843-unit multifamily community, located in Atlanta, Georgia. In connection with the $42.0 million mortgage loan encumbering this property, we guaranteed certain obligations of the partnership including environmental indemnification obligations and typical nonrecourse carveouts. Although we had not recorded a liability for a potential loss, we were required by GAAP to estimate the fair value of this guaranty. We estimated the fair value of the guaranty to be $290,000, and at December 31, 2006, this amount was included as an asset in "Investments in joint ventures, net" and as a liability in "Accounts payable, accrued expenses and other liabilities" in the accompanying Consolidated Balance Sheets. On June 29, 2007, we acquired our joint venture partner's 51.0% interest in this property. Consequently, during the second quarter of 2007, the asset and liability representing the fair value of the guarantee were removed in the accompanying Consolidated Balance Sheets. In addition, we routinely guaranty mortgage debt of our wholly owned subsidiaries and subsidiaries that own unencumbered property guaranty the Company's obligations under the revolver. In the normal course of business, we may enter into contractual arrangements under which we may agree to indemnify the third party to such arrangements from any losses incurred relating to the services they perform on behalf of AERC or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have not been material.

12.   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

In the following disclosures, we determined estimated fair value by using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Rents, accounts and notes receivable, accounts payable, accrued expenses and other liabilities are carried at amounts that reasonably approximate corresponding fair values.

Mortgage notes payable, revolving debt, and other unsecured debt with an aggregate carrying value of $556.7 million and $498.6 million at December 31, 2007 and 2006, respectively, have an estimated aggregate fair value of approximately $581.8 million and $540.9 million, respectively. Estimated fair value is based on interest rates currently available to us for issuance of debt with similar terms and remaining maturities.

We may, from time to time, enter into interest rate agreements to manage interest costs and risks associated with changing rates. We do not utilize these agreements for trading or speculative purposes. See "Derivative instruments and hedging activities" in Note 1 for further information.

Disclosure about the fair value of financial instruments is based on pertinent information available to us as of December 31, 2007 and 2006. Although we are not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since these dates and current estimates of fair value may differ significantly from the amounts presented herein.

13. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The following summarizes our non-cash investing and financing activities which are not reflected in the Consolidated Statements of Cash Flows:

(In thousands)	Year Ended December 31,		
	2007	2006	2005
Dividends declared but not paid	$ 2,848	$ 2,934	$ 3,052
Assumption of debt by purchaser of property	-	-	10,065
Assumption of debt in connection with property acquisition	42,000	-	-
Reclassification of original issuance costs related to repurchase/redemption of preferred shares	172	-	2,163
Fixed asset replacement and other write-offs	2,648	2,842	2,435
Net change in accounts payable related to recurring fixed asset additions	599	859	-
Fixed asset adjustment for purchase of operating partnership units	8	137	-
Final adjustment to fixed assets related to 2002 non-monetary joint venture exchange	-	506	-

14. COMMON, TREASURY AND PREFERRED SHARES

Treasury Shares

On July 27, 2005, our Board of Directors ("Board") authorized the repurchase of up to $50.0 million of our common shares. On October 20, 2006, our Board expanded this authorization to include the repurchase of our Class B Series II Preferred Shares. As of December 31, 2007, we had repurchased 3,825,125 common shares under this plan at a cost of $41.2 million and 111,500 preferred shares at a cost of $2.9 million.

During the year ended December 31, 2007, a total of 76,667 restricted shares had vested and were issued from treasury shares. Effective January 1, 2006, we adopted SFAS 123(R). This Statement requires that restricted shares are recorded as issued shares when they become vested. In accordance with previous guidance under GAAP, we had recorded restricted shares as issued shares when they were initially granted. As a result of the adoption of this Statement, the 144,582 restricted shares which were nonvested at January 1, 2006, were recorded as though they were returned to treasury. See Note 17 for additional information related to the adoption of SFAS 123(R).

Preferred Shares

We are authorized to issue a total of 9,000,000 Preferred Shares, designated as follows:

- 3,000,000 Class A Cumulative Preferred Shares, of which 225,000 have been designated as 9.75% Class A Cumulative Redeemable Preferred Shares and are discussed below.
- 3,000,000 Class B Cumulative Preferred Shares, of which 400,000 have been designated as Class B Series I Cumulative Preferred Shares and 232,000 have been designated as 8.70% Class B Series II Cumulative Redeemable Preferred Shares and are discussed below.
- 3,000,000 Noncumulative Preferred Shares.

8.70% Class B Series II Cumulative Redeemable Preferred Shares. In December 2004, we issued 2,320,000 depositary shares, each representing 1/10th of a share of our 8.70% Class B Series II Cumulative Redeemable Preferred Shares, for $58.0 million and incurred costs of approximately $1.2 million related to the issuance. The liquidation preference for each Class B Preferred Shares is $250.00 (equivalent to $25.00 per depositary share), plus accrued and unpaid dividends. Dividends on the Class B Preferred Shares are cumulative from the date of issue and are payable quarterly. Except in certain circumstances relating to the preservation of our status as a REIT, the Class B Preferred Shares are not redeemable prior to December 15, 2009. On or after December 15, 2009, the Class B Preferred Shares are redeemable for cash at our option. The net proceeds from this offering were used to redeem the outstanding 9.75% Class A Cumulative Redeemable Preferred Shares as discussed below. During 2007, we repurchased 111,500 depositary shares under our $50.0 million share repurchase authorization, leaving 2,208,500 outstanding as of December 31, 2007.

9.75% Class A Cumulative Redeemable Preferred Shares. On January 6, 2005, we redeemed all of our outstanding 9.75% Class A Cumulative Redeemable Preferred Shares at a cost of $56.6 million. In connection with the issuance of the 9.75% Class A Cumulative Redeemable Preferred Shares in July 1995, we incurred issuance costs of $2.2 million which were recorded as a reduction in shareholders' equity. In accordance with GAAP, we recognized the $2.2 million of issuance costs as a reduction in net earnings to arrive at net income applicable to common shares for the year ended December 31, 2005.

Shareholder Rights Plan

In January 1999, we adopted a Shareholder Rights Plan. To implement the Plan, the Board of Directors declared a distribution of one Right for each of our outstanding common shares. Each Right entitles the holder to purchase from us 1/1,000th of a Class B Series I Cumulative Preferred Share (a "Preferred Share") at a purchase price of $40 per Right, subject to adjustment. One one-thousandth of a Preferred Share is intended to be approximately the economic equivalent of one common share. The Rights will expire on January 6, 2009, unless extended.

The Rights are not currently exercisable and are traded with our common shares. The Rights will become exercisable if a person or group becomes the beneficial owner of, or announces an offer to acquire, 15.0% or more of the then outstanding common shares.

If a person or group acquires 15.0% or more of our outstanding common shares, then each Right not owned by the acquiring person or its affiliates will entitle its holder to purchase, at the Right's then-current exercise price, fractional preferred shares that are approximately the economic equivalent of common shares (or, in certain circumstances, common shares, cash, property or other securities) having a market value equal to twice the then-current exercise price. In addition, if, after the rights become exercisable, we are acquired in a merger or other business combination transaction with an acquiring person or its affiliates or sell 50.0% or more of our assets or earning power to an acquiring person or its affiliates, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring common shares having a market value of twice the Right's exercise price. The Board of Directors may redeem the Rights, in whole, but not in part, at a price of $.01 per Right.

The distribution was made on January 29, 1999, to shareholders of record on that date. The initial distribution of Rights was not taxable to shareholders.

15. EARNINGS PER SHARE

Earnings per share ("EPS") has been computed pursuant to the provisions of SFAS No. 128.

There were 1.6 million, 1.9 million, and 2.0 million options to purchase common shares outstanding at December 31, 2007, 2006 and 2005, respectively. None of the options were included in the calculation of diluted earnings per share for the years presented as their inclusion would be antidilutive to the net loss from continuing operations applicable to common shares.

The exchange of operating partnership minority interests into common shares was not included in the computation of diluted EPS because we plan to settle these OP units in cash.

16. EMPLOYEE BENEFIT PLANS

We offer medical, dental, vision and life insurance benefits to those employees who have completed their 90-day introductory period. Employees who have completed six months of service are eligible for educational assistance program and to participate in the 401(k) plan and employees who have completed one year of service are provided with long-term disability coverage. Additionally, we offer a variety of supplemental benefits to employees at their own cost.

We sponsor a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code, whereby eligible employees may elect to contribute up to 25.0% of their gross wages. After one year of participation, we match such contributions at a rate of 25.0% up to a maximum participant contribution of 6.0%. We recorded expense in relation to this plan of approximately $151,000, $148,000 and $141,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Supplemental Executive Retirement Plan

Our Supplemental Executive Retirement Plan (the "SERP") was adopted by the Board of Directors on January 1, 1997. This Plan was implemented to provide competitive retirement benefits for officers and to act as a retention incentive. This non-qualified, unfunded, defined contribution plan extends to certain named officers nominated by the Chief Executive Officer and approved by the Executive Compensation Committee of the Board. The SERP provides for us to make a contribution to the account of each of the participating officers at the end of each plan year. The contribution, which is a percentage of eligible earnings (including base salary and payments under the Annual Incentive Plan), is set by the Committee at the beginning of each SERP year. Contributions will not be taxable to the participant (other than social security and federal unemployment taxes once vested) until distribution. The account balances earn interest each year at a rate determined by the Executive Compensation Committee of the Board. In January 2007, the Executive Compensation Committee revised the annual contributions such that the accounts of participants not vested as of January 1, 2007, would no longer receive annual contributions, however their accounts will continue to receive interest. The Executive Compensation Committee approves the interest rate at the beginning of the year. The following table summarizes the changes in SERP balances for the years ended December 31, 2007, 2006 and 2005:

	Supplemental Executive Retirement Plan Benefit for the year ended December 31,					
(In thousands)		2007		2006		2005
Balance at beginning of period	$	1,164	$	1,035	$	933
Service cost		76		99		105
Forfeiture		-		(52)		(74)
Interest cost		97		82		71
Balance at end of period	$	1,337	$	1,164	$	1,035

17. EQUITY BASED AWARD PLANS

AERC Share Option Plan

The AERC Share Option Plan expired September 30, 2003, and therefore no additional options will be granted under this plan. On December 31, 2007, there were 15,000 options outstanding and exercisable under this plan. These options will remain in effect according to the original terms and conditions of the plan. This plan was provided as an incentive and non-qualified stock option whereby 543,093 of our common shares had been reserved for awards of share options to eligible key employees. Options were granted at per share prices not less than fair market value at the date of grant and must be exercised within ten years thereof.

Equity-Based Incentive Compensation Plan

The Equity-Based Incentive Compensation Plan (the "Omnibus Equity Plan") expired February 20, 2005, and therefore no additional shares/awards will be granted under this plan. On December 31, 2007, there were 468,021 shares outstanding and 366,522 shares exercisable under this plan. These awards will remain in effect according to the original terms and conditions of the plan. This plan provided key employees equity or equity based incentives under which 1.4 million of our common shares had been reserved for awards of share options and restricted shares. Options were granted at per share prices not less than fair market value at the date of grant and must be exercised within ten years thereof.

Year 2001 Equity Incentive Plan

Our Year 2001 Equity Incentive Plan (the "EIP") was adopted by the Board on December 8, 2000. At our 2005 Annual Meeting of Shareholders held on May 4, 2005, our shareholders approved the Amended and Restated 2001 Equity-Based Award Plan (the "Plan"). The Plan was amended to (i) allow for the shares reserved for issuance to be listed on the New York Stock Exchange pursuant to the rules of the exchange, (ii) allow us to grant options that qualify as incentive stock options under the Internal Revenue Code of 1986, as amended, (iii) allow compensation attributable to equity based awards under the Plan to qualify as "performance-based compensation", as defined in the Internal Revenue Code, and (iv) increase the number of common shares available for awards by 750,000 common shares. The Plan provides for equity award grants to our officers, employees and directors. Equity awards available under the Plan include stock options, share appreciation rights, restricted shares, deferred shares and other awards based on common shares. The aggregate number of common shares subject to awards under the Plan was increased to 2,250,000 from 1,500,000. At December 31, 2007, we have 517,069 common shares available for awards under the amended and restated Plan and 1,049,364 shares outstanding under this plan of which 939,632 were exercisable.

Options Granted to Outside Directors

We have granted options to outside directors on a periodic basis since the initial public offering ("IPO"). The option awards are determined and approved by the Board of Directors. These option awards vest either one year or three years from the date of grant. On December 31, 2007, there were 30,000 options outstanding and exercisable that had been awarded to outside directors.

Share-Based Compensation

Our share-based compensation awards consist primarily of restricted shares. We award share-based compensation to our officers and employees as a performance incentive and to align individual goals with those of the Company. We grant share-based awards that vest either at the end of a specified service period, or, in equal increments during the service period on each anniversary of the grant date. In accordance with SFAS 123(R), we have elected to recognize compensation cost on these awards on a straight-line basis. In addition to awards containing only service conditions, we issue certain grants in which the number of shares that will ultimately vest and the date at which they will vest is dependant upon the achievement of specified performance goals or market conditions. Compensation cost for awards with performance conditions is recognized based on our best estimate of the number of awards that will vest and the period of time in which they will vest. Compensation cost for awards with market conditions is recognized based on the estimated fair market value of the award on the date granted, as described below, and the vesting period.

During the year ended December 31, 2007, we recognized total share-based compensation cost of $1.5 million in "General and administrative expense". Additionally, we allocated an immaterial amount of equity compensation expense to individual properties which is included in "Property operating and maintenance expense" in the Consolidated Statements of Operations.

Stock Options. We use the Black-Scholes option pricing model to estimate the fair value of share-based awards. The weighted average Black-Scholes assumptions and fair value for the years ended December 31, 2007, 2006 and 2005 were as follows:

| | Year Ended December 31, | | |
	2007	2006	2005
Expected volatility	27.5%	27.7%	30.7%
Risk-free interest rate	4.5%	4.6%	4.1%
Expected life of options (in years)	7.0	6.0	7.1
Dividend Yield	4.3%	6.0%	7.0%
Grant-date fair value	$ 3.45	$ 1.85	$ 1.50

The expected volatility was based upon the historical volatility of our weekly share closing prices over a period equal to the expected life of the options granted. The risk-free interest rate used was the yield from U.S. Treasury zero-coupon bonds on the date of grant with a maturity equal to the expected life of the options. We use the "simplified" method as allowed under the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 107 to derive the expected life of the options. The dividend yield was derived using our annual dividend rate as a percentage of the price of our shares on the date of grant.

The following table represents stock option activity for the year ended December 31, 2007:

	Number of Stock Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contract Life
Outstanding at beginning of period	1,920,864	$	12.08	
Granted	4,000	$	15.99	
Exercised	22,479	$	8.93	
Forfeited	340,000	$	24.06	
Outstanding at end of period	1,562,385	$	9.52	4.9 years
Exercisable at end of period	1,351,154	$	9.28	4.8 years

The aggregate intrinsic value of stock options outstanding and stock options exercisable at December 31, 2007, was $706,000 and $666,000, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $119,000, $1.5 million, and $98,000, respectively.

Restricted Shares. Restricted shares generally have the same rights as our common shares, except for transfer restrictions and forfeiture provisions. Cash distributions paid during the period of restriction on shares that are expected to vest are recorded as a charge to "Accumulated distributions in excess of accumulated net income." Cash distributions paid during the period of restriction on shares that are expected to be forfeited are recorded as a charge to expense. Prior to January 1, 2006, restricted share awards were recorded in shareholders' equity as deferred compensation on the grant date based upon the price of our common shares on the grant date and amortized into expense over the requisite service period based on the straight line method. Upon adoption of SFAS 123(R), $1.5 million of unearned compensation was recorded as though the nonvested shares were returned to treasury. We recorded an immaterial cumulative effect of a change in accounting principle as a result of our change in policy from recognizing forfeitures as they occur to one where we recognize cost after the application of an estimated forfeiture rate. This amount was recorded in "General and administrative expense" in the Consolidated Statements of Operations. Accrued compensation cost of $561,000 related to nonvested restricted shares at January 1, 2006 was transferred to additional paid in capital from deferred compensation.

The following table represents restricted share activity for the year ended December 31, 2007:

	Number of Shares	Weighted Average Grant-Date Fair Value	
Nonvested at beginning of period	171,509	$	10.26
Granted	123,715	$	11.77
Vested	76,693	$	9.38
Forfeited	8,318	$	13.01
Nonvested at end of period	210,213	$	11.36

During June 2007, we implemented the Associated Estates Realty Corporation Elective Deferred Compensation Program. Under this plan, certain of our officers elected to defer the receipt of a portion of the restricted shares that had been granted during the first quarter of 2007. See Note 18 for additional information regarding this program.

A portion of the restricted shares granted during 2007 were awards in which the number of shares that will ultimately vest are subject to market conditions. The total estimated grant-date fair value of these awards, including the awards that were deferred, as noted above, was $1.4 million. We used the Monte Carlo method to estimate the fair value of these awards. The Monte Carlo method, which is similar to the binomial analysis, evaluates the award for changing stock prices over the term of vesting and uses random situations that are averaged based on past stock characteristics. There were one million simulation paths used to estimate the fair value of these awards. The expected volatility was based upon the historical volatility of our daily share closing prices over a period equal to the market condition performance periods. The risk-free interest rate used was based on a yield curve derived from U.S. Treasury zero-coupon bonds on the date of grant with a maturity equal to the market condition performance periods. The expected life used was the market condition performance periods.

The following table represents the assumption ranges used in the Monte Carlo method during 2007:

	2007
Expected volatility	25.7% to 27.7%
Risk-free interest rate	4.5% to 5.1%
Expected life (performance period)	One to three years

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2007, 2006 and 2005 was $11.77, $11.64 and $9.72, respectively. The total fair value of restricted shares vested during the years ended December 31, 2007, 2006 and 2005 was $1.2 million, $482,000 and $139,000, respectively. At December 31, 2007, there was $1.8 million of unrecognized compensation cost related to nonvested restricted share awards that we expect to recognize over a weighted average period of 2.9 years.

18. DIRECTOR/EXECUTIVE COMPENSATION

Elective Deferred Compensation Program

On June 18, 2007, we implemented The Associated Estates Realty Corporation Elective Deferred Compensation Program (the "Plan"). The Plan is an unfunded, non-qualified deferred compensation program that is subject to the provisions of Section 409A of the Internal Revenue code, which strictly regulates the timing of elections and payment. This plan was developed in lieu of updating our Executive Deferred Compensation Plan, which was initially adopted by the Board of Directors on July 1, 1999. Eligibility under the Plan shall be determined by the Executive Compensation Committee or its designee, and initially consists of each of our appointed and/or elected officers.

The Plan permits deferral of up to 90.0% of base salary and up to 100% of any incentive payment. An individual bookkeeping account will be maintained for each participant. Participants are provided a number of measurement funds from which they may select to determine earnings, which may be, but are not required to be, the same as those offered under our 401(k) Savings Plan. Deferrals of base salary and incentive payments (other than restricted shares, discussed below) are fully vested.

The Plan also permits the deferral of the receipt of restricted shares granted under the Equity-Based Award Plan, which also will be reflected in a separate bookkeeping account for each individual as share equivalent units. Dividend credits shall be made to such account in the form of share equivalent units. Distribution of amounts reflected by such share equivalents will be made in the form of shares. The vesting of share equivalent units occurs on the same schedule as the restricted shares that had been deferred.

The Plan allows for in-service and separation sub-accounts to permit election of distribution at either a specified date or following separation. Payment of each deferral under the Plan will be made in the form specified in the participant's election, and may be in the form of a lump sum or annual installment payments over a period not to exceed four years. Payment of each deferral under the Plan will be made on account of separation from service, death, or disability, or at a time specified by the participant, within the parameters set forth in the Plan. Redeferral elections are permitted within the parameters set forth in the Plan. Accounts will be distributed upon a change of control, and distribution due to unforeseen financial hardship is also possible.

Director's Deferred Compensation Plan

The Directors' Deferred Compensation Plan was adopted by our Board of Directors on August 22, 1996. The plan was implemented to allow persons serving as Independent Directors the option of deferring receipt of compensation otherwise payable to them for their services as Directors and to create an opportunity for appreciation of the amount deferred based upon appreciation of our Common Shares.

Prior to January 1 of each year, any eligible Director may elect to defer all or a portion of the fees otherwise payable to that Director for that year and such amount will be credited to a deferral account maintained on behalf of the Director. Fees for each period are credited to the deferral account as they are earned. Amounts credited to the deferral account are converted to "share units" which are valued based upon the closing price of our common shares at the end of each reporting period. Each deferral account is increased when we pay a dividend on our common shares by the number of share units that represent the dividend paid per share multiplied by the number of share units in the account on the date of record for the related dividend payment. At the end of each reporting period, the total value of the deferred compensation is adjusted for increases in share units and for changes in our common share price. The total amount of deferred compensation relating to this plan is included in "Accounts payable and accrued expenses" in the Consolidated Balance Sheets. Adjustments to the total value of the plan are reflected in "General and administrative expenses" in the Consolidated Statements of Operations. Distributions of $15,000 and $64,000 were made from this account during 2007 and 2006, respectively. At December 31, 2007 and 2006, deferred director compensation totaled $1.2 million and $1.4 million, respectively. The deferral account is vested at all times.

Executive Compensation and Employment Agreements

We have a three year employment agreement with the Chairman, President and Chief Executive Officer dated January 1, 1996, that is automatically extended for an additional year at the end of each year of the agreement, subject to the right of either party to terminate by giving one year's prior written notice. Additionally, we have severance arrangements with certain other executive officers.

Annual Incentive Plan

On February 26, 2007, the Executive Compensation Committee (the "Committee") approved the terms of the Annual Incentive Plan for Officers. Annual incentives emphasize pay for performance and serve as a key means of driving current objectives and priorities. Officers are rewarded for accomplishing our short-term financial and business unit objectives. In 2007, annual incentive opportunities for the officers were linked to Property Net Operating Income, as defined, business unit objectives and individual performance. Officers who participated in the 2007 long term incentive plan ("LTIP"), as described below, receive their annual bonuses entirely in cash. Officers who do not participate in the 2007 LTIP receive their awards through a mix of cash and restricted shares. In 2007, the officers earned annual incentives of approximately $1.5 million in cash and $44,000 in restricted shares. Restricted shares vest incrementally over a three-year period and participants receive voting rights and dividends during the restricted period. In 2006, annual incentive opportunities for the officers were linked to Property Net Operating Income, as defined. Participants' awards were paid in a combination of cash and restricted shares. For 2006, the officers earned an award of approximately $1.1 million which was paid $835,000 in cash and $278,000 in restricted shares, which vest incrementally over a three-year period.

Long-Term Incentive Plan

On February 26, 2007, the Committee also established the terms of the Company's 2007 Long-Term Incentive Plan ("LTIP") that is intended to create a stronger link to shareholder returns, reward long-term performance and foster retention of the executives. Each executive has threshold, target and maximum award opportunities that are expressed as a percentage of base salary. The framework of the LTIP includes a single year and multi-year component. The single-year component comprises approximately 50.0% of the long-term award. This component focuses on three metrics: total shareholder return ("TSR"), strategic objectives and NOI growth over a one-year period. Objectives under the single year LTIP are established annually at the beginning of the year and evaluated at the conclusion of the year. If one or all of the objectives is met, a grant of restricted shares will be issued. One-third of the issued shares will vest immediately and the remaining two-thirds will vest in equal, annual installments. Restricted shares, if issued, have voting rights and dividends will be paid on them during the restricted period. In 2007, officers earned approximately $800,000 under the single year LTIP.

The multi-year component focuses on performance over a three-year measurement period. On an annualized basis, this component comprises 50.0% of the total LTIP and over the three-year period, is intended to provide opportunities that are approximately equal to three times the single year component. The multi-year long term component focuses on cumulative total shareholder return over the three year period and continued employment with the Company. Total shareholder return threshold, target and maximum objectives were established at the beginning of the three-year measurement period and a grant of restricted shares was issued at that time. The value of the shares at the time of the grant was $3,409,200. Performance objectives related to TSR will be evaluated at the end of the three-year period and if achieved, the shares will vest entirely one year after the conclusion of the three-year measurement period. If total shareholder return objectives are not met, only the portion of shares that is attributable to continued employment with the Company will vest. Restricted shares have voting rights and dividends accrue and earn interest at a rate determined by the Executive Compensation Committee during the restricted period. Only the dividends and accrued interest attributable to shares that vest will be paid when shares vest. Grants under the multi-year component are issued and metrics and objectives are established every three years.

On February 28, 2006, the Committee approved the 2006 awards under the long-term incentive compensation plan. The award generally consists of 50.0% Non-Qualified Stock Options ("NQSO's") and 50.0% restricted shares. The NQSO's will vest in thirds on December 31, 2006, 2007 and 2008. The restricted shares vest at the end of the three-year cycle based on the attainment of the three-year benchmark. The vesting of no more than one-sixth of the original award of restricted shares may be accelerated at the end of each annual measurement period based upon the achievement of interim strategic objectives as determined by the Committee. Any of these restricted shares that have not vested previously will vest at the end of the three-year period if the overall objective is achieved, or will be forfeited if the overall objective is not achieved.

19.   SEGMENT REPORTING

We have three reportable segments: (1) Acquisition/Disposition Multifamily Properties; (2) Same Community Multifamily Properties; and (3) Management and Service Operations. We previously reported a fourth segment, Affordable Housing Multifamily Properties; however, during the first half of 2008, all of our wholly owned Affordable Housing properties were sold. Therefore, the financial information at December 31, 2007, and all prior periods for all of the wholly owned Affordable Housing properties are reported as discontinued operations in the Acquisition/Disposition Multifamily Properties segment. We have identified our reportable segments based upon how management makes decisions regarding resource allocation and performance assessment. The Acquisition/Disposition properties represent acquired or developed properties which have not yet reached stabilization (we consider a property stabilized when its occupancy rate reaches 93.0% and we have owned the property for one year), and properties that have been sold or are classified as held for sale in accordance with SFAS 144. The Same Community properties are conventional multifamily residential apartments that have been owned during the entirety of the comparison periods. The Management and Service Operations provide management and advisory services to the Acquisition/Disposition and Same Community properties that we own, as well as to third party clients and properties, both affiliate and non-affiliates. All of our segments are located in the United States.

The accounting policies of the reportable segments are the same as those described in Note 1 "Basis of Presentation and Significant Accounting Policies." We evaluate the performance of our reportable segments based on Net Operating Income ("NOI"). NOI is determined by deducting property operating and maintenance expenses from property revenue for the Acquisition/Disposition (excluding amounts classified as discontinued operations), and Same Community segments and deducting direct property management and service company expenses and painting service expenses from Management and Service Company revenue for the Management and Service Operations segment. We consider NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management and service company level and is used to assess regional property level performance. NOI should not be considered (i) as an alternative to net income (determined in accordance with GAAP), (ii) as an indicator of financial performance, (iii) as cash flow from operating activities (determined in accordance with GAAP) or (iv) as a measure of liquidity; nor is it necessarily indicative of sufficient cash flow to fund all of our needs. Other real estate companies may define NOI in a different manner.

Segment information for the years ended December 31, 2007, 2006 and 2005 is as follows:

(In thousands)	Twelve Months Ended December 31, 2007			
	Acquisition/ Disposition	Same Community	Management and Service Operations	Total Consolidated
Total segment revenue	$ 6,511	$ 112,135	$ 20,460	$ 139,106
Elimination of intersegment revenue	(45)	(22)	(7,328)	(7,395)
Consolidated revenue	6,466	112,113	13,132	131,711
Operating income from discontinued operations	5,803	-	-	5,803
*NOI	4,099	62,271	(1,895)	64,475
Total assets	155,214	518,243	13,339	686,796

*Intersegment revenue and expenses have been eliminated in the computation of NOI for each of the segments.

(In thousands)	Twelve Months Ended December 31, 2006			
	Acquisition/ Disposition	Same Community	Management and Service Operations	Total Consolidated
Total segment revenue	$ 47	$ 107,452	$ 20,555	$ 128,054
Elimination of intersegment revenue	(47)	(34)	(7,788)	(7,869)
Consolidated revenue	-	107,418	12,767	120,185
Operating loss from discontinued operations	(984)	-	-	(984)
*NOI	-	59,005	(1,295)	57,710
Total assets	68,962	535,133	44,734	648,829

*Intersegment revenue and expenses have been eliminated in the computation of NOI for each of the segments.

(In thousands)	Year Ended December 31, 2005			
	Acquisition/ Disposition	Same Community	Management and Service Operations	Total Consolidated
Total segment revenue	$ 152	$ 99,615	$ 21,637	$ 121,404
Elimination of intersegment revenue	(152)	(89)	(8,820)	(9,061)
Consolidated revenue	-	99,526	12,817	112,343
Operating income from discontinued operations	4,129	-	-	4,129
*NOI	-	54,755	(837)	53,918
Total assets	108,747	551,707	58,788	719,242

*Intersegment revenue and expenses have been eliminated in the computation of NOI for each of the segments.

A reconciliation of total segment NOI to total consolidated net income for the years ended December 31, 2007, 2006 and 2005 is as follows:

(In thousands)	2007	2006	2005
Total NOI for reporting segments	$ 64,475	$ 57,710	$ 53,918
Depreciation and amortization	(30,383)	(27,020)	(26,913)
General and administrative expense	(10,327)	(9,840)	(7,999)
Interest income	429	650	627
Interest expense [1]	(40,385)	(47,065)	(35,535)
Gain on disposition of investment	-	-	150
Equity in net loss of joint ventures	(258)	(462)	(644)
Minority interest in operating partnership	(53)	(61)	(63)
Income from discontinued operations:			
Operating income (loss)	5,803	(984)	4,129
Gain on disposition of properties	20,864	54,093	48,536
Consolidated net income	$ 10,165	$ 27,021	$ 36,206

[1] 2007 includes $4.2 million and 2006 includes $10.8 million of defeasance costs and deferred financing fees written off related to the prepayment of 11 mortgage loans in each year.

20. COMPREHENSIVE INCOME

The following chart identifies our total comprehensive income for the years ended December 31, 2007, 2006, and 2005:

(In thousands)	Year Ended December 31, 2007	2006	2005
Comprehensive income:			
Net income	$ 10,165	$ 27,021	$ 36,206
Other comprehensive (loss) income:			
Change in fair value of hedge instruments	(979)	(46)	(25)
Total comprehensive income	$ 9,186	$ 26,975	$ 36,181

For information regarding the change in fair value of hedge instruments, see "Derivative Instruments and Hedging Activity" in Note 1.

21. SUBSEQUENT EVENTS

Dividends. On February 1, 2008, we paid a dividend of $0.17 per common share to shareholders of record on January 15, 2008, which had been declared on December 10, 2007.

On January 29, 2008, we declared a quarterly dividend of $0.54375 per Depositary Share on our Class B Cumulative Redeemable Preferred Shares, which will be paid on March 14, 2008, to shareholders of record on February 29, 2008.

22. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands, except per share data)	2007 First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue as reported in Form 10-Q's	$ 37,165	$ 38,452	$ 39,368	
Revenue of sold properties transferred to discontinued operations	(6,479)	(6,335)	(4,833)	
Revenue	$ 30,686	$ 32,117	$ 34,535	$ 34,373
Net (loss) income applicable to common shares	$ (812)	$ 8,796	$ (4,022)	$ 1,106
Basic and diluted earnings per share	$ (0.05)	$ 0.51	$ (0.24)	$ 0.07

(in thousands, except per share data)	2006 First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue as reported in Form 10-Q's	$ 35,692	$ 34,946	$ 35,183	
Revenue of sold properties transferred to discontinued operations	(6,236)	(4,622)	(4,747)	
Revenue	$ 29,456	$ 30,324	$ 30,436	$ 29,969
Net (loss) income applicable to common shares	$ (8,885)	$ 26,701	$ (7,933)	$ 12,092
Basic and diluted earnings per share	$ (0.51)	$ 1.58	$ (0.47)	$ 0.71

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

/s/ Lou Fatica

Lou Fatica, Vice President
November 25, 2008   Chief Financial Officer and Treasurer